EXHIBIT (c)(iv)
Special Fiscal and Economic Statement of the Co-registrant October 2005

SPECIAL
FISCAL AND ECONOMIC
STATEMENT

October 2005

SPECIAL FISCAL AND ECONOMIC STATEMENT
October 2005
TABLE OF CONTENTS

Foreword

1. Fiscal Update	1

Summary of Key Fiscal Aggregates	1
2004-05 Outcome	2
2005-06 Revised Budget and Forward Estimates	4
Funding the Health Action Plan	6

2. Economic Update	13

Economic Performance in 2004-05	13
Economic Outlook for 2005-06	17

3. Health Package	23

Health Action Plan Funding	23
Immediate Response	25
Long Term Strategic Needs	28
State-Wide Planning	30
Capital Works	30
Workforce	31
Improving Performance	33
Maintaining Viability into the Longer Term	33

4. Service Delivery Initiatives	37

5. Economic Reform and Infrastructure	47

Energy Reform	48
Energy Industry Review	52
Water Reform	54
Sugar Industry Reform	58
Commercial Plantation Forestry Reform	59
Queensland Competition Reforms	60
Economic Infrastructure	62

6. Public Sector Reform	71

Accountability and Performance	72
Improving Public Sector Efficiency	73

7. Government Finance Statistics	77

FOREWORD
Since the release of the 2005-06 Budget in June, the Queensland Government has received the Health Systems Review, prepared by Mr Peter Forster.
This fundamental review of Queensland’s public health system recommended significant changes to the structure and funding of Queensland Health. Given the significance of the changes identified, the fiscal settings announced in the 2005-06 Budget required review. As a result, the Queensland Government has prepared a Special Fiscal and Economic Statement to incorporate these changes.
This Statement details the Government’s response to the issues facing the health system, and outlines major reforms in areas such as Energy and Water policy.
The Statement also updates Queensland’s Fiscal and Economic outlook and incorporates Queensland’s 2005-06 Mid Year Fiscal and Economic Review.

1. FISCAL UPDATE
INTRODUCTION
This chapter discusses the 2004-05 Budget outcome and updates the 2005-06 Budget and forward estimates for policy developments and parameter changes since the presentation of the 2005-06 Budget.
KEY POINTS
•	In 2004-05, the General Government operating surplus was $3.926 billion, $1.201 billion higher than Budget time estimates. A cash surplus of $4.64 billion was recorded in 2004-05.

•	The strong budget outcome for 2004-05 funds the extinguishment of Queensland Health’s $493 million debt.

•	Smaller budget surpluses beyond 2005-06 reflect costs of the Health Action Plan, infrastructure investment and the abolition of a number of State taxes.

•	Health funding measures will provide $175 million in 2006-07, rising to $280 million in 2008-09.
SUMMARY OF KEY FISCAL AGGREGATES
Table 1.1 provides aggregate information on the revised forecast for 2005-06 and projections for the outyears.
Table 1.1
General Government Sector — Key Fiscal Aggregates

	2004-05	2004-05	2005-06[1]	2006-07	2007-08	2008-09
	Est. Act.	Actual	Revised	Projected	Projected	Projected
	$ million	$ million	$ million	$ million	$ million	$ million

General Government
Revenue	26,771	27,609	26,931	27,876	29,283	30,336
Expenses	24,046	23,683	26,214	27,701	29,028	30,194
Net Operating Balance	2,725	3,926	718	175	256	142
Purchases of non-financial assets	2,769	2,843	3,800	3,694	3,298	2,988
Net Worth	85,005	96,433	94,836	97,067	99,417	101,723
Cash Surplus/(deficit)	3,127	4,640	(39)	(833)	(72)	(37)

Note:

1.	Australian Equivalents to International Financial Reporting Standards were adopted 1 July 2005.

A decline in net worth of $3.792 billion was recorded on adoption of these new standards.

Special Fiscal and Economic Statement October 2005	1

2004-05 OUTCOME
Operating Result
The operating result for 2004-05 was a surplus of $3.926 billion, $1.201 billion higher than forecast at the time of the Budget. The increase in the surplus primarily reflects higher investment returns on employee entitlement investments following the strong end of year performance of equity markets. Increased royalty revenues from higher commodity prices and export volumes and the timing of program expenditures also contributed to the result.
Investment returns have a greater impact on the Queensland Budget than for other states. If Queensland’s superannuation arrangements were structured on the same basis as generally applies in other states, the General Government sector operating result for 2004-05 would be a surplus of $2.47 billion. As a consequence, approximately $1.5 billion of the 2004-05 surplus, effectively representing investment earnings above the assumed long-term rate of return, is not available to fund general expenditure.
Cash Surplus
The General Government sector recorded a cash surplus in 2004-05 of $4.64 billion, $1.513 billion higher than forecast at Budget time. In 2004-05, net General Government cash flows from operating activities (i.e. after funding recurrent expenditure) were $7.171 billion.
The substantial cash flow generated in 2004-05 has funded the capital program without the need for borrowing, and has also allowed for the full repayment of debt held by Queensland Health. Consistent with the long held policy of successive Queensland Governments, interest earnings on the State’s superannuation investments were reinvested as a buffer against future periods of underperformance.
Table 1.2 below provides details on the utilisation of 2004-05 General Government cash from operating activities.

2	Special Fiscal and Economic Statement October 2005

Table 1.2
General Government Sector — Use of 2004-05 Cash Resources

2004-05
$ million

Net Cash from Operating Activities	7,171
Less
Earnings on Employee Entitlement Funds	(3,327)
Net Capital Expenditure	(2,528)
Equity Support for GOC Capital Expenditure	(145)
Other investing and financing activities	(316)
Equals
Net increase in Cash held 30 June 2005	855
Repayment of Health Debt (2005-06)	(493)
Net increase in Cash after Health Debt Retirement	362
The remaining increased cash and investments generated in 2004-05 will be used to help fund the substantial increase in capital outlays budgeted for 2005-06.
Net Worth
The net worth of the General Government sector at 30 June 2005 was $96.433 billion. This is $11.428 billion higher than forecast at Budget time and is $18.71 billion higher than the net worth at 30 June 2004. The increase reflects the impact of the Government’s substantial operating surplus in 2004-05, higher revaluations of the State’s land holdings, and the downward revaluation by the State Actuary of the Government’s accruing liability for employee superannuation.
More information on the 2004-05 result, both on a Government Finance Statistics and AAS basis, can be found in the 2004-05 Report on State Finances.

Special Fiscal and Economic Statement October 2005	3

2005-06 REVISED BUDGET AND FORWARD ESTIMATES
Table 1.3 provides aggregate information on estimated actual forecasts for 2005-06 and revised projections for the outyears.
Table 1.3
Key Fiscal Aggregates

	2005-06	2005-06	2006-07	2007-08	2008-09
	Budget	Revised	Projected	Projected	Projected
	$ million	$ million	$ million	$ million	$ million

General Government Sector
Revenue	26,604	26,931	27,876	29,283	30,336
Expenses	25,670	26,214	27,701	29,028	30,194
Net Operating Balance	934	718	175	256	142
Purchases of non-financial assets	3,616	3,800	3,694	3,298	2,988
Net Worth	85,344	94,836	97,067	99,417	101,723
Cash Surplus/(deficit)	98	(39)	(833)	(72)	(37)
Operating Result
2005-06 Revised
The revised budget position for the General Government sector is for an operating surplus of $718 million in 2005-06, $216 million lower than forecast at the 2005-06 Budget. Table 1.4 provides a reconciliation of the 2005-06 Published Budget net operating balance to the Revised Budget.
Table 1.4
General Government Sector
Reconciliation of 2005-06 Published Budget to Revised Budget 1

2005-06
$ million

Published Budget Net Operating Balance	934
Expenditure Policy Decisions Health[2]	(431)
Expenditure Policy Decisions Non-Health[3]	(217)
Other Significant Variations Impacting on Operating Result
— Interest Earnings on Investments[4]	136
— Major Revenue Item Revisions[5]	203
— Other Parameter Adjustments[6]	93
Revised Budget Net Operating Balance	718

Notes:

1.	Denotes impact on Operating Result.

2.	Cost of Health measures — $547.6 million less existing Queensland Health EB funding provisions of $116.5 million — see Chapter 3.

3.	Reflects expenditure policy decisions taken since the 2005-06 Budget — see Chapter 4.

4.	Reflects earnings on higher investment balances from 2004-05.

5.	Higher tax estimates and net flows from GOCs, offset in part by an expected decrease in GST revenues following a lower than expected 2004-05 outcome.

6.	Refers to remaining adjustments of a non-policy nature such as movements in expenditure relating to economic and other parameters.

4	Special Fiscal and Economic Statement October 2005

Forward Estimates Outlook
As outlined in the 2005-06 Budget, smaller surpluses are projected for 2006-07 and future years. This reflects a series of major policy commitments by the Queensland Government, including:
•	financing and other recurrent costs associated with the significant increase in General Government capital expenditure for programs such as the South East Queensland Infrastructure Plan and Program

•	costs associated with implementing the recommendations of the Electricity Distribution and Service Delivery Review

•	lower taxation revenue growth, reflecting the abolition of a range of State taxes as well as the land tax reductions announced in the 2005-06 Budget.
The centrepiece of this Statement is the Government’s Health Action Plan, which commits to expenditure rising to $1.12 billion in 2008-09, the final year of the current forward estimates. By 2010-11, expenditure of $1.5 billion is planned. Chapter 3 of this Statement provides details of the key elements of the Plan.
The funding strategy for the Health Action Plan is outlined in Table 1.6.
Cash Surplus
A cash deficit of $39 million is expected in 2005-06 for the General Government sector. Cash deficits are forecast to continue over the forward estimates period.
The cash deficits reflect a significant increase in capital expenditure over the Budget and forward estimates. Over the period 2005-06 to 2008-09, the General Government sector is expected to invest $13.78 billion in capital, leading to an overall increase in the General Government capital stock (i.e. after depreciation) of $5.872 billion.
Net Worth
State net worth is projected to decrease from the 2004-05 outcome by $1.597 billion to $94.836 billion at 30 June 2006. This primarily reflects the adoption of Australian Equivalents to International Financial Reporting Standards (AEIFRS) on 1 July 2005, partially offset by a strong operating surplus and upward revaluations of the State’s infrastructure assets in 2005-06.

Special Fiscal and Economic Statement October 2005	5

Table 1.5 outlines significant movements in General Government net worth in 2005-06.
Table 1.5
General Government Net Worth 2005-06

2005-06
$ million
Net worth 30 June 2005	96,433
Less
Adoption of AEIFRS[1] 1 July 2005	(3,792)
Actuarial loss superannuation due to higher salary growth in 2005-06	(382)
Land under roads written off in 2005-06	(176)
Bad and doubtful debts written off in 2005-06	(50)
Other gains/losses in 2005-06	(14)
Add
GFS operating surplus 2005-06	718
Other net revaluations of assets/liabilities in 2005-06	2,099
Net worth 30 June 2006	94,836

Note:

1.	The adoption of AEIFRS is forecast to reduce net worth by $3.792 billion. The State Actuary has determined defined benefit obligations of the State at 1 July 2005 have increased $3.168 billion in accordance with the principles outlined in AASB 119 Employee Benefits.
Following the one off reduction to net worth relating to AEIFRS in 2005-06, net worth is forecast to increase in all forward estimate years.
FUNDING THE HEALTH ACTION PLAN
The Health Action Plan is being funded while at the same time meeting the Government’s commitment to budget surpluses.
The bulk of the Plan is being funded utilising existing provisions for enterprise bargaining increases, upward adjustments to taxation estimates due to the ongoing strength of the Queensland economy and a reduction in forecast budget surpluses. A number of revenue and savings measures have also been approved.
Major components of the funding strategy are detailed in Table 1.6 below.

6	Special Fiscal and Economic Statement October 2005

Table 1.6
Funding the Health Action Plan

	2006-07	2007-08	2008-09
	$ million	$ million	$ million
Health Action Plan Cost	850	1,000	1,120

Funding
Queensland Health Provision for EB Costs	240	369	403
Treasury Provision for EB Costs[1]	37	57	150
Funding Measures[2]	175	221	280
Reduction in Forecast Budget Surpluses[3]	407	295	74
Upward Revisions to Tax Estimates[4]	101	123	151
Other Forward Estimates Adjustments[5,6]	(110)	(65)	62

Total Funding Sources	850	1,000	1,120

Notes:

1.	Treasury holds a provision on behalf of whole-of-Government to fund wage outcomes.

2.	See Table 1.7.

3.	Represents change in forecast Budget surpluses relative to those forecast in the 2005-06 Budget.

4.	Non-policy adjustments to estimates for transfer duties and payroll tax.

5.	Represents total of all other forward estimates adjustments, including cost of initiatives outlined in Chapter 4.

6.	Changes in the timing of specific purpose capital grants from the Commonwealth impact in 2007-08 and 2008-09.
Funding Measures
Table 1.7 provides a summary of funding measures for the Health Action Plan. Details of these measures are provided below.
Table 1.7
Funding Measures

	2006-07	2007-08	2008-09
	$ million	$ million	$ million

Health Debt Elimination	33	33	31
Health Services Levy (formerly Major Facilities Levy)	40	45	55
Transfer Duty	82	88	94
Public Sector Savings Targets	20	35	50
Service Delivery and Performance Commission Target	—	20	50

Total	175	221	280

Special Fiscal and Economic Statement October 2005	7

Health Debt Elimination
As at 30 June 2005, Queensland Health had debt with Queensland Treasury Corporation totalling $493 million. The Government has agreed that this debt will be repaid by the Consolidated Fund with effect from 1 July 2005, utilising additional cash reserves available from the higher than expected 2004-05 General Government budget outcome.
The redemption of Queensland Health debt will lead to recurrent interest savings to the department of approximately $30 million per annum. Annual loan redemption savings will also be available to fund an increase in Queensland Health’s capital program.
Health Services Levy — Reallocating funds from the Major Facilities Levy
The Major Facilities Levy was introduced in 2001 to finance major sporting and cultural developments of state-wide significance and associated infrastructure. From 2006-07, the proceeds of the Levy will be redirected to Health services, providing approximately $40 million in 2006-07, rising to $55 million in 2008-09. The Major Facilities Levy will be renamed the Health Services Levy from 1 July 2006 and will continue to be funded by hotel gaming machine venues. There will be no change in existing Levy rates.
Commitments currently funded through the Major Facilities Levy Fund, such as debt servicing commitments for Suncorp Stadium and the Gabba Redevelopment, will be transferred to the Community Investment Fund (CIF), as will any commitments associated with the Gold Coast Stadium. The operating costs of the Queensland Office of Gaming Regulation will also be transferred to the CIF.
The CIF will continue to be funded via the existing levy on revenues from gambling activity. The CIF funds the Gambling Community Benefit Fund, the Responsible Gambling Fund and the Community Investment Projects Fund.
The state-wide cap on the maximum number of gaming machine operating authorities available to hotels will be increased from 18,843 to around 20,000 from 1 July 2006 in line with existing provisions in the Gaming Machine Act 1991 which provides for changes in the cap based on population movements. The original cap of 18,843 was established on 8 May 2001.
Revenue from the sale of gaming machine operating authorities is paid into the CIF.

8	Special Fiscal and Economic Statement October 2005

The increase in the cap is indicative in that the application of the existing regulatory framework, including approvals of new sites and additional machines for existing sites by the Queensland Gaming Commission, will be the final determinant of the number actually released.
This increase in the cap will represent the first increase since 8 May 2001.
Transfer Duty
From 1 July 2006, rates of duty payable on property transfers will increase for transfers with dutiable values above $500,000. At the same time, the threshold for the principal place of residence (PPR) concession will increase from $300,000 to $320,000, resulting in savings for buyers of homes valued above $300,000 and below $700,000.
The new transfer duty rate schedule commencing 1 July 2006 is presented in Table 1.8 below.
Table 1.8
New Transfer Duty Schedule

On this part of the consideration or value	Current (%)	New (%)

$0 - $20,000	1.5	1.5
$20,001 - $50,000	2.25	2.25
$50,001 - $100,000	2.75	2.75
$100,001 - $250,000	3.25	3.25
$250,001 - $500,000	3.50	3.50
$500,001 - $700,000	3.75	4.00
$700,001+	3.75	4.50
Table 1.9 below indicates the additional duty payable for the purchase of property at various values. The tax measure results in moderate increases in duty for property transfers with dutiable values above $500,000. The extension of the PPR concession will result in savings for PPR purchases between $300,000 and $700,000, and partially offset the duty increases for these purchases over $700,000.

Special Fiscal and Economic Statement October 2005	9

Table 1.9
Transfer Duty Payable

Value of Property	Additional Duty Payable
Transfer	Standard Duty[1]	PPR[2]
($)	($)	($)

300,000	0	0
400,000	0	(500)
500,000	0	(500)
600,000	250	(250)
700,000	500	0
800,000	1,250	750
900,000	2,000	1,500
1,000,000	2,750	2,250

Notes:

1.	Duty applied to all transfers other than principal place of residence.

2.	Duty applied to purchase of principal place of residence.
Despite the duty increases, the Queensland transfer duty system will remain more than competitive with those in other states. As shown in Table 1.10, Queensland will continue to have the lowest overall standard duty between $250,000 and $1,000,000. Queensland will also continue to have the most comprehensive transfer duty concessions for purchasers of a PPR.
Table 1.10
Transfer Duty Interstate Comparison

	Duty Payable ($)
Property
value	Queensland
($)	Standard	PPR[1]	NSW	VIC	WA	SA	TAS

300,000	8,975	3,000	8,990	13,660	10,700	11,330	9,550
400,000	12,475	6,000	13,490	19,660	15,700	16,330	13,550
500,000	15,975	9,500	17,990	25,660	20,700	21,330	17,550
600,000	19,975	13,500	22,490	31,660	26,100	26,830	21,550
700,000	23,975	17,500	26,990	37,660	31,500	32,330	25,550
800,000	28,475	22,000	31,490	43,660	36,900	37,830	29,550
900,000	32,975	26,500	35,990	49,500	42,300	43,330	33,550
1,000,000	37,475	31,000	40,490	55,000	47,700	48,830	37,550

Note:

1.	Duty applied to purchase of principal place of residence (other than first homes). Other states do not provide principal place of residence concessions (except for first homes) at these values.

10	Special Fiscal and Economic Statement October 2005

The Government remains committed to the abolition of a range of State taxes over the next six years, as announced in the 2005-06 Budget. Property owners will also continue to benefit from the land tax changes announced in the Budget.
Even with the increase in transfer duty rates, tax initiatives during the current term of the Government will result in $2.3 billion in savings to taxpayers over the four years to 2008-09 and $754 million annually by 2008-09, as shown in Table 1.11. State taxation will decline as a proportion of gross state product over this period.
Table 1.11
Savings to Taxpayers from Tax Measures since 2004

	Total savings	Annual savings
	2005-06 – 2008-09	by 2008-09
	$ million	$ million

Land Tax	847	246
Stamp Duties	715	318
Debits Tax	760	190
TOTAL	2,322	754
Public Sector Savings Targets
In recognition of the importance of Health services, other public sector agencies will be expected to achieve savings targets, from 2006-07 onwards. These funds will be redirected towards the implementation of the Queensland Government’s health reforms.
The departments of Child Safety, Health and Disability Services Queensland will not be required to achieve savings targets. Operational police, emergency services personnel and classroom teachers will also be exempt from savings targets.
Public Sector Savings Targets are expected to provide an additional $20 million in 2006-07, rising to $50 million in 2008-09. The decision on agency specific targets will be made as part of the 2006-07 Budget deliberations, with the overriding objective of ensuring front line staff and service delivery functions are unaffected.

Special Fiscal and Economic Statement October 2005	11

Service Delivery and Performance Commission
The Queensland Government will establish an independent Service Delivery and Performance Commission to ensure government services are effectively meeting the needs of the community.
The Commission will be established as an independent statutory body within the Premier’s portfolio and report directly to the Premier. It will be led by a permanent, independent Chair, supported by part time Commissioners appointed to each review.
One aspect of the Commission will involve improving the provision of services in Queensland to ensure duplication and inefficiencies are minimised. This process is expected to provide $20 million in savings in 2007-08, rising progressively to $50 million in 2008-09 and $100 million by 2010-11.

12	Special Fiscal and Economic Statement October 2005

2. ECONOMIC UPDATE
INTRODUCTION
This chapter provides a review of the performance of the Queensland economy in 2004-05 compared with estimates at the time of the 2005-06 Budget. It also reviews Budget forecasts for economic growth and its components for 2005-06, as well as any change in the balance of risks and opportunities to Queensland economic growth during the forecast year.
Table 2.1 presents outcomes for economic growth and its components in 2004-05, while Table 2.2 presents forecasts for major economic parameters in 2005-06.
KEY POINTS
•	The Queensland economy grew by 4.0% in 2004-05, double the growth of 2.0% in the rest of Australia and representing the ninth consecutive year that the State economy has outperformed that nationally.

•	Queensland jobs growth reached a 10-year high of 5.6% in 2004-05, reducing the year-average unemployment rate to 4.9%, its lowest rate in 30 years and below that nationally for the first time in 10 years.

•	The Queensland economy is forecast to exceed growth nationally for the tenth consecutive year and grow a further 4 1/4% in 2005-06, maintaining unemployment at an historically low rate.
ECONOMIC PERFORMANCE IN 2004-05
Overall Economic Growth
The Queensland economy grew 4.0% in 2004-05, double the growth of 2.0% in the rest of Australia and representing the ninth year in a row that the State economy outperformed that nationally. Queensland economic growth was also broadly in line with the 4 1/4% growth estimated at the time of the State Budget.

Special Fiscal and Economic Statement October 2005	13

Favourable domestic conditions continued to support growth. Higher household wealth, low interest rates and high confidence levels sustained above average growth in consumption, while high migration levels saw housing investment in Queensland defy a national trend and continue to rise in 2004-05. External conditions were also conducive to growth, with strong global economic growth resulting in a surge in business profitability and investment, as well as stronger exports growth.
Consumption
Following near record growth of 9.3% in the previous year, consumption expenditure rose by a still strong 4.8% in 2004-05. This was slightly below the estimate of 5% growth in the 2005-06 Budget, but represented growth above the long-run average rate for the third consecutive year. Consumer spending was driven by the continued effects of increased household wealth, high levels of consumer confidence, exceptional labour market conditions and above average rates of interstate and overseas migration. In addition, a high A$, which made imported goods less expensive, supported spending on consumer durables, such as household appliances and motor vehicles, during the year.
Dwelling Investment
Defying a downward trend in national housing activity, dwelling investment in Queensland continued to rise in 2004-05, increasing by 5.3%, slightly above the Budget estimate of 5% growth. Overall growth was largely driven by a 7.9% rise in renovation activity, with growth in house prices resulting in home owners drawing on the increased equity in their homes to renovate their properties. New housing construction rose by 3.4% over the year, with owner occupied home construction activity supported by strong population growth. Despite the Reserve Bank of Australia (RBA) raising official interest rates by 25 basis points in March 2005, average mortgage rates also remained low by historical standards.
Business Investment
Business investment in Queensland surged by 17.9% over the year, above the Budget estimate of 13 1/4% growth. Strong domestic demand and low borrowing costs have been drivers of business spending in recent years. Further, the appreciation in the A$ exchange rate, as well as the fall in the world prices of electronic equipment, induced strong growth in investment in machinery and equipment, which rose by 20.6% in 2004-05.

14	Special Fiscal and Economic Statement October 2005

Non-dwelling construction also rose sharply, by 13.1% in 2004-05. Overseas demand for the State’s resource exports encouraged investment in mining and metal manufacturing industries, while fast population growth supported non-residential building and engineering construction.
Net Exports
While exports growth strengthened in 2004-05, imports growth remained higher than exports growth during the financial year. As a result, the trade sector in net terms (export minus imports) detracted 2.3 percentage points from growth during 2004-05, slightly below the 2 3/4 percentage points detraction estimated in the State Budget.
Growth in exports strengthened in 2004-05, to 3.6%, following growth of only 0.9% in the previous year. The volume of coal exports increased by its fastest rate in four years, driven by strong world economic growth. Meanwhile, Queensland meat exports benefited from a Japanese ban on beef imports from the United States and Canada. Some further recovery from the drought saw a rebound in rural exports during the year, while tourism exports also recovered further from the adverse impact of recent shocks (such as SARS and avian influenza). However, imports grew at a faster rate (8.9%) than exports for the fourth year in a row in 2004-05, driven by strong growth in household and business spending.
Labour Market
The strength of the Queensland economy’s domestic and export sectors saw jobs growth reach a 10-year high of 5.6% in 2004-05, more than twice the rate of job creation in the rest of Australia (2.4%). Queensland created a record 102,900 jobs in 2004-05, with most of the jobs growth being full-time employment. Queensland contributed over 40% of full-time jobs growth nationally and recorded the largest rise in both full-time and total employment of any state in 2004-05. High levels of consumer spending and housing activity, as well as fast population growth, created significant job gains in service industries such as retail trade, construction, education, and property and business services.
Strong jobs growth reduced the State’s year-average unemployment rate to a 30-year low of 4.9%, slightly below the rate of 5.0% estimated in the Budget. This also represented a rate below that of the rest of Australia for the first time in a decade.

Special Fiscal and Economic Statement October 2005	15

Table 2.1
State Economic Outcomes1

			Budget
	Outcomes		estimate
	2003-04	2004-05	2004-05
	%	%	%

Queensland forecasts
Domestic production[2]
Household consumption	9.3	4.8	5
Private investment[3,4]	8.9	8.6	7
Dwellings	11.9	5.3	5
Business investment4,	4.8	17.9	13	1/4
Other buildings and structures[4]	0.3	13.1	12	3/4
Machinery and equipment[4]	7.4	20.6	13	1/2
Private final demand[4]	9.2	5.8	5	1/2
Public final demand[4]	5.3	6.1	10
Gross state expenditure[5]	8.9	5.9	6	1/4
Exports of goods and services	0.9	3.6	4
Imports of goods and services	14.0	8.9	9	3/4
Net exports[6]	-4.6	-2.3	-2	3/4
Gross state product	4.7	4.0	4	1/4
Other state economic measures
Population[7]	2.3	2.1	2
Inflation	2.9	2.6	2	3/4
Average earnings (state accounts basis)	3.4	4.0	4	1/2
Employment (labour force survey)	3.3	5.6	5	3/4
Unemployment rate (%, year-average)	6.2	4.9	5
Labour force	2.3	4.1	4	1/4
Participation rate	64.8	65.8	65	3/4

Notes:

1.	Unless otherwise stated, all figures are annual % changes. Decimal point figures indicate an actual outcome.

2.	Chain volume measure, 2003-04 reference year.

3.	Private investment includes livestock, intangible fixed assets and ownership transfer costs.

4.	Queensland outcomes exclude private sector net purchases of second-hand public sector assets.

5.	Includes statistical discrepancy and change in inventories.

6.	Percentage point contribution to growth in gross state or domestic product.

7.	Estimated actual for 2004-05, based on growth rate of first three quarters of the financial year.
Source: Queensland Treasury

16	Special Fiscal and Economic Statement October 2005

ECONOMIC OUTLOOK FOR 2005-06
Queensland Economic Growth
The current outlook for the economy in 2005-06 is broadly in line with the 4 1/4% growth forecast at the time of the State Budget in June 2005 (see Table 2.2). This would also represent a higher rate of economic growth than that nationally forecast (3% for 2005-06) for the tenth consecutive year. In particular, the rebalancing in growth in the Queensland economy that began in 2004-05 is forecast to continue into 2005-06, with growth in domestic demand anticipated to continue to ease to a more sustainable rate and the trade sector forecast to improve throughout the year.
However, the composition of domestic demand is anticipated to change slightly compared with that forecast at the time of the 2005-06 Budget. Growth in private consumption may be slightly weaker than expected, following the impact of higher petrol prices on incomes. At the time of the Budget, unleaded petrol prices were below $1.00 per litre, but rose to nearly $1.30 per litre in September, due to a combination of strong world demand and supply disruptions. As a result, inflation is also likely to average slightly higher in 2005-06, at 3%, compared with the 2 3/4% originally forecast. Providing some offset to the impact of higher petrol prices on consumption, strong overseas demand has also led to sharp rises in Queensland’s terms of trade (largely reflecting increases in commodity prices). This has raised incomes in some sectors of the State economy and increased household wealth more broadly through sharemarket gains.
Offsetting potentially weaker consumption growth, private investment growth may be slightly stronger than forecast. Prices for telecommunication and data processing products have fallen further since Budget time, while ongoing strength in the global economy has seen coal and base metal prices continue to rise in the first four months of 2005-06. These factors coincided with a sharp rise of 15.8% in the value of investment projects under construction or committed in the latest June quarter 2005 Access Investment Monitor, as well as a 13 percentage point rise in business conditions according to the National Australia Bank Business Survey in September Quarter 2005. As a result, growth in business investment is expected to be stronger than originally forecast.

Special Fiscal and Economic Statement October 2005	17

The level of dwelling investment in 2005-06 may also be slightly higher than originally anticipated. In May 2005, total dwelling approvals had fallen by nearly 20% in annual terms, with dwelling investment forecast to fall 3% in 2005-06. However, revised data now indicate that private sector house approvals have resumed an upward trend, coinciding with a more neutral interest rate outlook than at the time of the Budget. These factors suggest that the overall level of housing activity may be slightly higher than originally anticipated in 2005-06.
Table 2.2
Major economic parameters1

					Revised
	Outcomes		Budget Forecast		Forecast
	2003-04	2004-05	2005-06		2005-06

Gross state product [2]	4.7	4.0	4	1/4	4	1/4
Employment	3.3	5.6	2	1/2	2	3/4
Unemployment rate	6.2	4.9	5		5
Inflation	2.9	2.6	2	3/4	3
Average earnings	3.4	4.0	4		4
Population [3]	2.3	2.1	2		2

Notes:

1.	Figures not quoted as a fraction are an actual outcome.

2.	Chain volume measure, 2003-04 reference year.

3.	Estimated actual for 2004-05, based on growth rate of first three quarters of the financial year.
As forecast at the time of the Budget, the trade sector is expected to make a smaller detraction from growth in 2005-06, compared with the previous year. Exports growth is anticipated to largely be in line with that originally forecast, with growth in Queensland’s major trading partners still forecast to average 3 1/2% in 2005-06. Similarly, import growth for 2005-06 is also anticipated to be in line with that forecast at the time of the 2005-06 Budget. While a slightly slower than forecast rate of consumption growth would place downward pressure on growth in imported consumer durables and retail items in 2005-06, this is likely to be offset by stronger than forecast business investment growth, with most business spending on machinery and equipment involving imported capital items.

18	Special Fiscal and Economic Statement October 2005

While the forecast for overall growth in Queensland remains unchanged at 4 1/4%, jobs growth in 2005-06 is expected to be slightly higher than that forecast at the time of the Budget. This reflects that the lagged impact of strong growth in domestic activity in 2004-05 has flowed through into stronger than expected employment gains in the first quarter of 2005-06. As a result, employment growth for 2005-06 as a whole is forecast to be 2 3/4%, slightly higher than the 2 1/2% growth originally forecast. However, higher forecast jobs growth is expected to be offset by a rise in the participation rate in 2005-06, as the strong labour market encourages more persons into the labour force. As a result, the year-average unemployment rate is forecast to remain unchanged at around 5% in 2005-06.
Risks and Opportunities
At the time of the 2005-06 Budget, both the internal and external environment posed risks and opportunities for the Queensland economy. Domestic risks continued to reflect the possibility of a sharper than expected downturn in the housing sector, slower than anticipated population growth and ongoing poor seasonal conditions. External risks centred on the impact of higher oil prices and their effect on global and domestic growth, as well as inflation.
Some of the domestic risks have moderated over the past four months. A key risk at the time of the Budget was a sharper than expected downturn in the housing sector, due to higher interest rates, a fall in house prices or a correction in activity relative to the high construction levels experienced in recent years. However, the interest rate outlook has become more neutral relative to the time of the Budget, while Brisbane house prices have continued to rise. Coincidentally, approvals and finance for new homes have resumed an upward trend, while the value of construction work in the pipeline remains at a historically high level. As a result, the risk of a sharp correction in dwelling investment in 2005-06 has moderated significantly since the time of the Budget.
Consistent with this, the possibility of a significant slowing in population growth also appears less likely, with the latest data indicating that net annual inflows of interstate and overseas migrants remain above long-run levels. With population growth in the State expected to remain at 2% per annum and double that in the rest of Australia, the medium term outlook for the housing sector continues to appear more positive in Queensland than in the rest of Australia.

Special Fiscal and Economic Statement October 2005	19

In comparison, seasonal conditions continue to pose a domestic risk in 2005-06 and beyond. The outlook for Queensland exports is partly dependent on seasonal conditions that allow a gradual return towards average production performance in the rural sector. At the time of the Budget, a key risk was the re-emergence of El Niño-like conditions, associated with reduced rainfalls. The Bureau of Meteorology has significantly downgraded the risk of El Niño in recent months, with above average rainfall throughout most of Queensland in June and July improving the outlook for certain farm sectors, such as winter crops. However, if rainfall returns to below-average levels for the remainder of the year, this, along with several previous years of below-average rainfall, may adversely affect overall agricultural production and exports in Queensland in 2005-06.
Oil prices have remained the key external risk since the time of the Budget, rising from US$50 per barrel in May 2005 to well above US$60 in late September. The general rise in oil prices over the past three years has largely been demand-led, providing offsetting benefits in terms of higher world commodity prices for Queensland’s major exports, such as coal, sugar and base metals. However, supply shortages have played a larger role in recent months. Hurricane Katrina reduced US oil refining capacity, while growing concerns over the availability of spare production capacity have pushed world spot prices for oil higher. Any further rise in oil prices, particularly if driven by supply constraints, may begin to directly affect Queensland economic growth by reducing discretionary household incomes and business profit margins and therefore growth in consumer spending and private investment.
Oil prices also remain the key risk to higher than expected national inflation, and therefore higher than expected domestic interest rates, with emerging evidence that higher oil prices have begun to be passed on to consumer prices in transport-dependent industries. In comparison, other price pressures appear well contained. Wage pressures and unit labour costs have shown little signs of increasing sharply in spite of a tight labour market, while household credit growth has also eased in recent months. These factors resulted in the RBA moving away from a ‘tightening bias’ toward a more neutral outlook with respect to future movements in interest rates, in its latest Statement on Monetary Policy in August 2005.

20	Special Fiscal and Economic Statement October 2005

International conditions more broadly continue to pose risks, particularly in relation to the sustainability of the recovery in the US economy. The US current account deficit widened further in 2004-05, while household savings fell to very low levels, in part due to a housing boom across parts of America. Concerns over inflationary pressures (and further interest rate rises) have also heightened in recent months. If investor confidence in funding the US current account deficit weakens, or higher oil prices or interest rates begin to either hamper spending by highly geared households or adversely affect business investment, US growth may be lower than expected. Slower growth in the US may negatively affect world growth prospects and therefore Queensland’s trade sector.
Despite higher oil prices, certain areas of the global economy have exceeded expectations since the time of the Budget and provide opportunities for growth in the State’s trade sector. In particular, Consensus Economics upgraded Japan’s growth forecast from 1.0% in its May Survey, to 2.1% in its October survey, while China has also continued to exceed market expectations, growing by an annual rate of 9.5% over the first half of 2005. As Queensland’s largest and third largest trading partners respectively (accounting for more than one third of merchandise exports), continued growth above expectations in these economies may benefit Queensland’s trade sector in 2005-06.

Special Fiscal and Economic Statement October 2005	21

22

3. HEALTH PACKAGE
INTRODUCTION
This chapter provides details of the Government’s Health Action Plan.
KEY POINTS
•	The funding allocation is $547.6 million in 2005-06, growing in the following five years to $1.5 billion in 2010-11.

•	The Government will have more than doubled Queensland Health’s budget in the 10 years to 2008-09.
HEALTH ACTION PLAN FUNDING
The funding allocation for the Health Action Plan will be $547.6 million in 2005-06, growing in the following five years to $1.5 billion in 2010-11. This will mean a total investment over the period of $6.367 billion.
As the following chart shows, the Government is committed to a long-term funding strategy for public health services in Queensland.
Chart 3.1
Health Action Plan Funding
$ million

Special Fiscal and Economic Statement October 2005	23

Over the four-year forward estimates period, the total revised budget allocation for Queensland Health increases from $5.752 billion in 2005-06 to $6.847 billion by 2008-09. With this funding package, funding for Queensland Health will have increased in nominal terms, by 109% from 1998-99 to 2008-09.
As the following table indicates, $431.1 million of the $547.6 million provided to Queensland Health in 2005-06 is new funding to the Department.
Table 3.1
Queensland Health Revised Budget

	2005-06	2006-07	2007-08	2008-09
	$M	$M	$M	$M

Health Action Plan Funding	547.6	850.0	1,000.0	1,120.0
Less
Existing Health Allocation for Enterprise Bargaining	116.5	240.3	369.3	403.4

Net New Funding	431.1	609.7	630.7	716.6

Published QH Budget[1]	5,321.5	5,619.2	5,956.4	6,130.6

Revised QH Budget	5,752.6	6,228.9	6,587.1	6,847.2

Note:

1.	Budget net of debt servicing.
The Health Action Plan includes funding for enhanced remuneration for doctors, visiting medical specialists, nurses and other health professionals through the current enterprise bargaining negotiations.
The Government will provide a capital injection in 2005-06 of $493.3 million to enable Queensland Health to pay off its borrowings. This will enable Queensland Health to redirect interest savings of $33 million a year ($31 million in 2008-09) to front line service delivery as outlined in the Government’s Health Action Plan. The Department will also retain funding set aside for principal repayments, providing a further funding source for its capital program.

24	Special Fiscal and Economic Statement October 2005

To ensure that Queenslanders can have confidence in their health system, the Government commissioned the Queensland Health Systems Review, which was led by Mr Peter Forster. The Forster Review has confirmed that the Queensland Health system is a good system performing as well as other comparable systems, but is experiencing unprecedented growth pressures. The Queensland Government will respond to the challenges raised in the Report through its Health Action Plan, which includes funding to address immediate pressure needs, and a budget strategy to achieve the long term sustainability of the Queensland health system.
This historic and unprecedented investment in supporting the health needs of Queenslanders will provide certainty in funding, allowing the Department to commit to long term reform of health services in Queensland. It also will provide the opportunity for Queensland Health to progressively employ significant additional numbers of doctors, nurses, and allied health professionals, such as therapists and pharmacists.
IMMEDIATE RESPONSE
Whilst there is a clear need for improved State-wide planning of health services, the Government also recognises the pressure points that are currently in the system, and has addressed these with a funding package of an additional $547.6 million in 2005-06 across a range of service delivery initiatives to maintain and enhance capacity and responsiveness.
Funding for a range of immediate service priority areas in 2005-06 is outlined in the following chart.

Special Fiscal and Economic Statement October 2005	25

Chart 3.2
Funding for Service Pressures, 2005-06
Details of this 2005-06 funding package are:
•	$42.2 million to maintain elective surgery capacity at Queensland public hospitals

•	$24.1 million for cancer services at a range of hospitals, and for recruiting and retaining radiation oncology staff

•	$37.4 million for emergency departments, including continued funding for acute beds at a range of hospitals including Cairns, Townsville, Mackay and Royal Brisbane and Women’s Hospital. Gold Coast Hospital will receive funding for an additional 30 acute beds, plus accelerating the provision of a further 30 beds at Robina

•	$11.6 million for mental health services, particularly community health services, and funding for the community sector to support people with mental health conditions

•	$30.9 million for additional intensive care beds

26	Special Fiscal and Economic Statement October 2005

•	$8.6 million for maternity services

•	$8.1 million for medicine and outreach services

•	$8.4 million for surgical services

•	$6.7 million is provided for cardiac services

•	provision of a range of health services across all Districts, such as increased costs of patient travel and the flow on costs of increased activity in hospitals, estimated at $29 million.
Other key aspects of the Health Action Plan for 2005-06 include:
•	consistent with recommendations in the Forster Review on remunerating staff appropriately, almost $200 million is allocated to support Queensland Health in offering its employees increased wages and salaries

•	$90 million is provided to address the re-basing of district budgets.
The Government recognises the need for some immediate attention to minor works and maintenance priorities. As a result, $18.7 million is provided in 2005-06 for Queensland Health to undertake urgent asset maintenance work.
$30 million is also provided in 2005-06 to commence implementation reform in a number of areas identified in the Forster Review including:
•	immediate workforce priorities

•	leadership and culture

•	teaching/training

•	hospital/health service improvement

•	Central Office restructuring

•	information technology.
The Government has provided $0.4 million to the Office of the Health Practitioner Registration Boards to establish an Area of Need Certification Unit and $3.7 million for the Medical Board of Queensland to introduce registration requirements for special purpose registrants and to maintain services during the course of the Bundaberg Hospital Commission of Inquiry.

Special Fiscal and Economic Statement October 2005	27

The Government has also provided $2.6 million in equity funding and $3.7 million in output funding in 2005-06 ($2.4 million ongoing) to fund the recommendations of the Ministerial Taskforce on the Review of Forensic and Scientific Services at the John Tonge Centre. Together with improved arrangements with the Queensland Police Service, this will address issues with regard to DNA profiling and crime scene sample backlog issues.
$1.1 million is provided for planning to enable a response to any outbreak of the Avian Bird Flu.
LONG TERM STRATEGIC NEEDS
The Government is also cognisant of the long term strategic needs of Queensland Health and the necessity for the Department to have certainty of funding to ensure targeted, long term health delivery can be maintained. Critical aspects of this delivery strategy, commencing in 2006-07, include five-year allocations for maintenance of current effort and the following new services.
Cancer Services
$439.6 million over five years ($87.9 million per year) is provided for continuing and new cancer services throughout the State. This spending will focus on:
•	prevention, screening and early intervention

•	coordination and development of care and service delivery in the management of cancer

•	provision of support rehabilitation and palliative care services

•	quality and safety initiatives.

•	This is in addition to the $24.1 million allocated in 2005-06.
Cardiac Services
$204.1 million is provided over five years ($40.8 million per annum), for continuing and new cardiac services. This funding will:
•	improve access to angiography services

•	general increases in cardiac surgery services

•	establish or enhance access to chest pain assessment unit

28	Special Fiscal and Economic Statement October 2005

•	increase provision of outreach services to rural and remote services

•	further attract a skilled cardiac workforce including cardiologists, surgeons, sonographers, radiologists, specialist nurses, and other health professionals

•	enhanced access to pediatric cardiology and cardiac surgery

•	increased availability of cardiac rehabilitation services.

This is in addition to the $6.7 million allocated in 2005-06.
Mental Health Services
Mental health services will be targeted with a $189.4 million investment over five years ($37.9 million per annum), in addition to the $11.6 million committed in 2005-06. Features include:
•	expansion of community mental health services

•	$5 million of this investment will be directed to expansion of the community sector’s support services

•	enhanced forensic mental health services.
Renal Services
Over the next five years, the Queensland Government will invest $44.5 million ($8.9 million per annum) for new renal services, which includes the roll-out of a chronic kidney disease prevention program to additional sites and provide greater access to renal surgery.
Elective Surgery
Elective surgery will continue to be a key focus for Government, with $217.5 million allocated over five years ($43.5 million per annum). This total allocation is in addition to $42.2 million allocated in 2005-06.
With this funding allocated for services throughout the State, the Government will identify opportunities to reduce waiting lists by the use of ‘flying squads’ to undertake elective surgery and specialist outpatient assessments.
Where capacity within the public system is limited, opportunities for outsourcing to the private sector will also be examined.

Special Fiscal and Economic Statement October 2005	29

Emergency Departments
$242.9 million over five years ($48.6 million per annum) is allocated to maintain current effort and provide new services.
This is in addition to $37.4 million allocated in 2005-06.
Intensive Care Units
Intensive care support continues to be a focus for Government, with $198.9 million over five years ($39.8 million per annum) provided for services across the State. This is in addition to the $30.9 million provided to Queensland Health in 2005-06 to meet demand pressures.
This includes funding for additional intensive care beds at Cairns Hospital, Townsville Hospital, Princess Alexandra Hospital, and the Gold Coast Hospital, alleviating the pressure on intensive care services through additional staff and resources.
STATE-WIDE PLANNING
The Government recognises that long term certainty with funding is critical to forward planning for services. For Queensland Health to develop long term health strategies, and to respond to emerging pressures, it requires some flexibility in its budget allocations. Further funding allocations announced in this package will be significantly informed by state-wide planning, which is due for completion at the end of 2006. This funding, of which $50.6 million is provided in 2006-07, increasing to $500.4 million in 2010-11, will enable Queensland Health to engage with the community, staff and other stakeholders to determine the appropriate long term health directions for Queenslanders, and implement these strategies accordingly.
CAPITAL WORKS
As part of this state-wide planning, the Government will immediately commence a review of Queensland Health’s capital planning, to ensure that proposed projects align with longer term service delivery aims. Whilst planning is critical, the Government will move immediately to address some emergent and urgent capital works issues.

30	Special Fiscal and Economic Statement October 2005

•	As part of its staff retention strategy, $32 million is provided to implement a Regional Accommodation Program to purchase quality accommodation for use by staff.

•	To meet the clinical and operational needs of the Rockhampton Hospital, $19 million is provided to commence work on the upgrade of the emergency department, including a significant expansion of the emergency entry area.

•	$1.5 million is allocated for an upgrade of electricity services at Bundaberg Hospital.

•	$0.8 million is provided for upgrades to electricity services at the Southport campus of the Gold Coast Hospital.

•	$1.3 million will be provided for a community based transition/rehabilitation service at Mackay.
WORKFORCE
To deliver on this service delivery plan, the Government recognises that it must improve its recruitment, retention and training strategies for its workforce. Over the forward estimates period to 2008-09, $633 million is provided for an enterprise bargaining agreement with Queensland Health medical officers and $100 million for Visiting Medical Officers. Provision has also been made for a 4% wage increase for nurses and other Queensland Health staff.
Approximately 1,200 additional doctors, nurses, and allied health staff will be engaged through this funding package by Queensland Health by June 2007. Within 18 months of the Forster Report’s release, there will be a significant growth in clinical staff which will be built on in successive budgets. However, there is no doubt that due to global shortages of health workers, and in particular doctors, nurses and allied health professionals, attracting and retaining suitably qualified health staff will be a significant challenge for Queensland Health.
By December 2006, Queensland Health will have developed its state-wide health service plan. A key component of that plan will be identifying the increase in the workforce requirements, particularly in the context of more sustainable models of care.

Special Fiscal and Economic Statement October 2005	31

To provide immediate support to staff, and to improve service delivery, the Department will actively seek to increase staffing numbers in each priority areas as follows:
•	Cancer services will benefit from more than 350 full time equivalent (FTE) staff including oncologists, haematologists, radiation therapists, nurses, allied health professionals and medical physicists.

•	Cardiac services across the State will benefit from more than 140 FTE clinical staff including nurses, nurse specialists, cardiologists, doctors, sonographers and pharmacists.

•	An additional 65 FTE clinical staff, including more doctors, nurses and allied health professionals will be engaged to address future demand for renal services across the State. The Gold Coast hospital campus at Southport will be a specific focus with the establishment of a nine chair dialysis unit.

•	Pressure on intensive care services will be relieved with around 160 FTE clinical staff, allowing for more ICU beds to be provided across the State.

•	Mental Health services will be improved with more than 200 FTE clinical staff. These staff include approximately 180 additional community mental health staff to be provided across the State, and more than 20 forensic mental health positions will also be established to address pressures in this specialised field.

•	The Medical Workforce generally will be supported with additional registrar training positions, across a range of specialties, and an additional 43 medical internships to commence in 2006-07.

•	Nurses will be supported by an $8.7 million package which includes additional training and development opportunities, backfilling for training and 60 FTE nurse educators to be based in clinical areas across the State.

•	With Government providing over $140 million to maintain the current capacity and responsiveness of service delivery, funds will be available in all Districts to enable temporary staff to be employed permanently, and relieve workloads on existing staff.

32	Special Fiscal and Economic Statement October 2005

The Government will also:
•	actively seek to address Queensland’s doctor shortage by funding, over the next five years, 235 doctor training places at Griffith University, at a cost of $41.6 million. The Government will pay for fees, scholarships and assistance to obtain postgraduate qualifications in respective medical specialties, including the Australian College of Rural and Remote Medicine. Over the eight-year span to graduation, this represents a commitment by the Government of $61 million

•	refocus corporate office to support Area Health Services in providing health services. In addition to the transfer of 679 staff from Central Office to Area Health Services, 162 Central Office positions have been identified as surplus. Savings from these positions will be redirected to core service delivery.
IMPROVING PERFORMANCE
Whilst the Government recognises the critical importance of reform, it is also aware of the need to report to Queenslanders on the improving performance of the Queensland health system. An enhanced complaints process will be instigated to ensure that any complaints or issues that are raised by staff, patients, and the general community are dealt with in a fair, equitable and consistent manner.
To ensure this transparency and openness, the Government will inject $5 million to establish the Health Commission, under Ministerial responsibility of the Minister for Health. The Health Commission will take over responsibility of the Health Rights Commission, including its current budget allocation of $2.7 million, contributing to a total annual budget for the new Health Commission of $7.7 million.
MAINTAINING VIABILITY INTO THE LONGER TERM
The Government has committed significant funding to Queensland Health to respond to the Forster Review. In providing this funding, the Government has also signalled its intention to fundamentally change the way health services are delivered in this State, if Queensland is to have a sustainable service into the future. The Queensland Government will explore opportunities to leverage off existing funding mechanisms with the Commonwealth.
Additional funding raised by these measures will be retained by Queensland Health and directed to core service delivery.

Special Fiscal and Economic Statement October 2005	33

In the absence of significant additional funding from the Commonwealth, the State Government will take this opportunity to examine significant reform issues raised in the Forster Review. The Government will:
•	consider, on a site by site basis, whether the private or not-for-profit sector can deliver better aged care services

•	transfer home care services currently offered under the Home and Community Care (HACC) arrangements to the community sector, commencing from 1 July 2006 transitioning through to 2007.
The Government recognises that the longer term viability of the health system is a concern for all Queenslanders. Therefore, it will commence a major review of the options for the long term sustainability of the system, including the introduction of means-testing or co-payments for various services. To assist in developing these policies, Government will recruit a health economist to report by March 2006 on:
•	making the level of indexation to existing fees and charges more comparable to other states and territories to better reflect the increasing costs of medical equipment and facilities

•	means testing or co-payment for non-concession card holders for non-urgent surgery

•	means testing or co-payments for non-concession card holders for specialist outpatient services

•	co-payments or means testing for non-concession card holders for the Spectacle Subsidy Scheme, with the aim of ensuring that the 90,000 people who receive full subsidy are cases of genuine need

•	means testing or co-payments for adults accessing dental health services, with an annual cap per person

•	means testing or co-payment for the secondary safety net for pharmaceuticals

•	opportunities to pursue the reimbursement of costs involved in treating patients who receive damage payouts for compensable injuries.

34	Special Fiscal and Economic Statement October 2005

The Forster Report commented on the poor standard of dental health in Queensland. To encourage local governments to take a lead in engaging with communities on this important health issue, the Government, through the Department of Local Government, Planning, Sport and Recreation, will meet the full capital costs of introducing fluoridation into water for townships with a population greater than 5,000. This offer will be available for five years at an estimated cost of $6 million.

Special Fiscal and Economic Statement October 2005	35

36

4. SERVICE DELIVERY INITIATIVES
INTRODUCTION
The 2005-06 Budget provided for a range of specific initiatives and service developments to assist the Government in achieving its key policy priorities. Since the Budget, the Government has continued to assess service delivery needs in a number of priority areas. This chapter provides details of some of the resulting initiatives.
KEY POINTS
•	A number of initiatives have been developed to address public transport, infrastructure and road safety, including additional funding to replace more than 100 old and obsolete road bridges in regional Queensland.

•	Initiatives addressing Queensland’s water supply include $27 million towards the costs of upgrading the Wivenhoe Dam spillway and increased funding for the Drought Relief Assistance Scheme.

•	Other initiatives include regional nursing education, ambulance services, and counter terrorism.
TRANSPORT AND MAIN ROADS
Regional Bridge Renewal Program
$170 million of additional funding is provided to replace more than 100 old and obsolete road bridges in regional Queensland under a program which will total $350 million over the next five years. The first 17 bridges to be replaced were announced by the Government on 6 October 2005.
This funding is additional to the $88 million for the Accelerated Road Rehabilitation Program announced in 2004-05, which included funding for replacement of 36 timber bridges in Central and Southern Queensland. $5 million of the additional funding has been allocated in 2005-06 so that planning can start immediately and replacement of the highest priority bridges will be fast-tracked.

Special Fiscal and Economic Statement October 2005	37

Bridges that are no longer economically or environmentally sustainable will be replaced, and the program will bring them in line with modern design standards. The program will also encompass any necessary improvements to approaches, alignment and flood immunity.
Included in the first 17 bridges to be replaced under the program are the Oakey Creek, Ma Ma Creek and Dry Creek bridges in Southern Queensland; the Gentle Annie Creek Bridge in North Queensland; the Wide Bay Creek Bridge in the Maryborough region; and the Gilbert River Bridge in North West Queensland.
Airport Link Project
Total funding of $21 million is provided for a feasibility study for the Airport Link project. The South East Queensland Infrastructure Plan and Program identified this investigation and the Government has committed $16 million to the required study along with $5 million from the Brisbane City Council. It is anticipated that the investigation will be completed during 2006-07.
Western Brisbane Transport Network Investigation
$5 million is provided towards a Western Brisbane Transport Network Investigation to assess, through a consultative process over the next two years, the future transport task and the system performance of the Western Brisbane area. The Government is negotiating with the Commonwealth for matching funding.
Reedy Creek Land Purchase
Funding has been allocated to purchase land adjacent to a proposed rail station at Reedy Creek on the extension to the Gold Coast rail line. The purchase of this land will allow the optimisation of development opportunities. The Government has identified this site as a potential Transit Oriented Development site to improve the patronage for the proposed railway station and provide a more vibrant environment for public transport patrons.

38	Special Fiscal and Economic Statement October 2005

Licensing for New and Learner Drivers
An improved licensing process for new and learner drivers has been investigated to counter the high proportion of young and inexperienced drivers involved in fatal or serious injury vehicle accidents. Following Government endorsement, a discussion paper will be issued late in 2005 for community consultation on a range of potential actions which could assist in mitigating this risk. The community feedback will guide a Government response for implementation of a package of reforms to the existing graduated licensing system.
Late Night Public Passenger Transport Services
$2.4 million is provided to undertake a six month trial in 2005-06 of late night public passenger transport services from the Brisbane Central Business District. A further $2.3 million will be spent on a range of improvements to late night taxi services.
Personal Security on CityTrain Services
Personal security on CityTrain services will be improved, particularly on the proposed late night services from the Central Business District. A study commissioned by Queensland Rail will provide a basis for the long term planning for security in the context of broader strategic security issues for transport. The study is anticipated to be completed by December 2005 and is expected to provide medium to long term options for improvement.
EDUCATION AND THE ARTS
Regional Nursing Education Facilities
Additional funding of $3 million is provided in 2005-06 as a contribution towards the further development of regional nursing education facilities at the University of the Sunshine Coast (Sippy Downs campus) and the University of Southern Queensland (Wide Bay campus).
The additional $1.5 million grant from the State will enable the University of Southern Queensland to include purpose-built nursing facilities. Construction is due to commence in August 2006 for occupancy from second semester (July) 2007.

Special Fiscal and Economic Statement October 2005	39

The Sunshine Coast University is in a major expansion phase which has resulted in a growing student population and a need for enhanced, state-of-the-art science and health-based teaching and research facilities including specialist nursing education facilities. The $1.5 million grant will provide a contribution to a $25 million (Stage VI) development of the Sippy Downs campus.
Acceleration of the Asbestos Roof Replacement Program in State Schools
The Government will bring forward $9 million of planned future funding to support the current acceleration of the $120 million Asbestos Roof Replacement Program in State Schools during the remainder of 2005-06. This funding will support the replacement of more than 90 roofs before Christmas as part of an overall target of 180 roofs in 2005-06, depending on favourable weather conditions and available industry capacity. Acceleration of the program is being made possible by undertaking replacement work on weekends, by continuing to build industry capacity, and replacing all roofs at a single site at the same time (ensuring time and cost savings).
NATURAL RESOURCES AND MINES
Central Queensland Water Supply
The Government has committed $3 million over 2005-06 and 2006-07 for detailed investigations and impact assessment of options for additional sources of water supply in the Gladstone and Rockhampton areas and adjacent Capricorn Coast as part of the proposed Central Queensland Regional Water Supply Strategy. Industrial expansion and population growth in the region is driving an increased demand for water. Current projections indicate that an additional source of water supply will be required to ensure reliability of water supply during extremely dry periods. Options to be investigated in detail include raising the existing Eden Bann Weir and construction of a new weir at Rookwood on the Fitzroy River. Assessments of the feasibility of these sources of additional water supply will include preparation of Environmental Impact Statements and any other relevant water allocation and infrastructure approval processes.

40	Special Fiscal and Economic Statement October 2005

Western Corridor Water Recycling Project
An additional $20 million has been allocated for 2005-06 to 2006-07 to facilitate design, easement acquisition and business case development for the Western Corridor Water Recycling Project.
Castle Hill — Townsville
A $1 million grant will be provided over two years to the Townsville City Council for remediation work to prevent further landslips and boulder falls in the Castle Hill reserve. The remediation work will stabilise high risk areas identified in a recent engineering study commissioned following damage to houses adjoining the reserve after unusually heavy rainfalls in 2000. Remediation work will commence before the 2005 wet season.
Water Management
The Queensland Government is focusing on short term options to preserve and extend the region’s water supplies. It is estimated that over 10% of water is lost or unaccounted for from the urban water supply system. To reduce these losses, regional pressure reduction and leakage management will be undertaken by local governments, with the Government accelerating a funding allocation of $20 million to be provided as a subsidy for the project over the next three years.
Wivenhoe Dam
The Queensland Government is contributing an estimated $27 million towards the costs of upgrading the Wivenhoe Dam spillway. The South East Queensland Water Corporation, a water supply company jointly owned by the Queensland Government and South East Queensland local governments, has completed a $67 million upgrade of Wivenhoe Dam to improve the reliability of the dam’s spillway in an extreme flood event. These works now provide enhanced flood protection to Brisbane City and other downstream communities in the Brisbane River Valley. 40% of this cost will be met by a subsidy from the Queensland Government.

Special Fiscal and Economic Statement October 2005	41

EMERGENCY SERVICES
Queensland Ambulance Service
An additional $3.1 million in capital funding in 2005-06 and ongoing recurrent funding of $1.8 million is provided for the development of an additional ambulance station to be situated in Carindale. This facility will enhance the provision of critical emergency services to the south eastern area of the Brisbane region.
ENERGY
Australian Energy Market Commission
Additional interim funding of $1.7 million has been provided in 2005-06 to meet Queensland’s contribution to the Australian Energy Market Commission. The Commission is responsible for rule making and energy market development at a national level. The additional funding also includes a reimbursement to New South Wales for Queensland’s contribution to the Commission’s operating costs in 2004-05.
ENVIRONMENTAL PROTECTION AGENCY
Great Sandy Marine Park
$1.3 million of capital funding has been allocated over two years to establish the Great Sandy Marine Park. The Park will extend from Baffle Creek in the north to Double Island Point in the south, adding approximately 6,000 km2 of significant marine environment to the marine park estate, and almost doubling the total area of marine park in South East Queensland.

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CHILD SAFETY
Joint Information and Communication Technology Initiatives
An additional $71.8 million has been provided for the period 2005-06 to 2009-10 for joint Information and Communication Technology initiatives for the Departments of Child Safety, Communities and Aboriginal and Torres Strait Islander Policy and Disability Services Queensland. This includes funding for:
•	the Integrated Client Management System which is integral to providing improved and more accessible information on children in care and the youth justice system

•	upgrades of computer software, email systems, infrastructure and networks to enhance the efficiency and effectiveness of service delivery

•	establishing practices and systems to improve the quality and consistency of departmental records to support decision-making.
INDUSTRIAL RELATIONS
Child Employment
Additional funding of $0.4 million is provided in 2005-06 to progress the development of legislation and reforms relating to child specific employment. The legislation will introduce new safeguards to protect children and minors (i.e. persons under 18 years of age) at work. Other reforms will also be developed to support the new legislation and to ensure that children are not engaged in work that is likely to be harmful to their health, safety or development.
JUSTICE AND ATTORNEY-GENERAL
Commissions of Inquiry — Queensland Public Hospitals
Additional funding of $2.2 million has been provided to support both the Bundaberg Hospital Commission of Inquiry (Morris Inquiry) and the Queensland Public Hospitals Commission of Inquiry (Davies Inquiry). A total of $6 million has now been provided to support both Inquiries. It is currently estimated the cost of the Morris Inquiry will total $3.2 million, with the Davies Inquiry forecast to cost $2.8 million.

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LOCAL GOVERNMENT, PLANNING, SPORT AND RECREATION
Building Fire Safety
An additional $0.25 million has been provided for 2005-06 to extend the term of employment of two Community Liaison Officers. As a result of the Childers backpacker fire tragedy, the State Government introduced the Fire Safety Standard (FSS) for budget accommodation buildings and implemented the Building Fire Safety program. Part of the Building Fire Safety program included the employment of Community Liaison Officers to assist local governments and budget accommodation operators to comply with the FSS.
STATE DEVELOPMENT, TRADE AND INNOVATION
Institute for Glycomics
Total funding of $11 million will be provided for the expansion of the Institute for Glycomics. Griffith University will match this funding to expand the existing Institute through construction of an additional building to accommodate the anticipated increase in research staff. The Institute undertakes study in the role of carbohydrates and carbohydrate recognising proteins in various diseases, with the aim of developing new drugs.
ABORIGINAL AND TORRES STRAIT ISLANDER POLICY
Petrol Sniffing
In recognition of the harm caused to Queenslanders through petrol sniffing, the Government will trial the application of the Queensland Fuel Subsidy Scheme to Opal™ fuel sold in remote Indigenous communities. The trial will run for 15 months with evaluations undertaken during this time. The cost of the initiative will depend on whether the communities are currently claiming the fuel subsidy and the take up of Opal™.

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PREMIER AND CABINET
Counter Terrorism
Total funding of $17.4 million over five years ($7.1 million in 2005-06) is provided for key elements of the Government’s recently announced counter-terrorism initiatives. The majority of this funding will be the first instalment of a Resilience Fund to provide for security enhancements in priority areas including establishment of a state of the art State Crisis Centre; training and equipment for emergency first responders; establishment of an emergency strike team to operate from the Cannon Hill Special Operations Centre; and improved sharing of information, including an Automated Notification System. The remaining funding will be provided to continue to promote positive relations with the Muslim community.
PRIMARY INDUSTRIES
Coral Reef Management Plan and Fisheries Resource Assessments
$3.5 million increased recurrent funding will support the State’s management and monitoring requirements under the Queensland Government Fisheries (Coral Fin Fish) Management Plan 2003 and the Australian Government’s Environmental Protection and Biodiversity Conservation Act 1999 during 2005-06. The funding will enable Queensland to meet obligations to demonstrate that fisheries are sustainable.
Fisheries Client Licensing System Development
$1.4 million increased capital funding is provided in 2005-06 to develop and operate the new licensing system necessary to support Queensland Government Fisheries Management Plans and the Australian Government’s Environmental Protection and Biodiversity Conservation Act 1999.
Drought Relief Assistance Scheme
Funding for the Drought Relief Assistance Scheme has been increased by $3 million to meet the scheme’s forecast expenditure of $6 million during 2005-06. This funding is provided to meet fodder and freight claims lodged by eligible primary producers in drought declared areas which currently comprise approximately 61% of the State.

Special Fiscal and Economic Statement October 2005	45

Implementation of the National Livestock Identification Scheme
Increased funding of $3.4 million over three years is provided for implementation of the National Livestock Identification Scheme (NLIS), bringing the State’s total expenditure on the NLIS between 2004-05 and 2007-08 to $17.2 million. NLIS enables whole-of-life tracing of livestock to ensure efficient and effective responses to disease outbreaks, such as Foot and Mouth Disease, and also continued access to premium export markets for the Queensland beef industry.
Biosecurity Protection and Response
Increased funding of $1.9 million over two years is provided to ensure market access and to maintain consumer confidence in primary products. Increased funding will strengthen Queensland’s contribution to national threats such as Transmissable Spongiform Encephalopathy, in collaboration with Australian and other state governments.

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5. ECONOMIC REFORM AND INFRASTRUCTURE
INTRODUCTION
The Government is committed to ensuring that Queensland remains at the forefront of economic growth and is introducing a number of major reforms in the area of energy, water, forestry and sugar.
KEY POINTS
•	The Government is undertaking substantial reform in the energy market. From 1 July 2007 the entire electricity market will be contestable. In addition the gas market will be deregulated for medium sized gas customers from 1 November 2005 with Full Retail Contestability (FRC) in the gas market commencing from 1 July 2007.

•	In order to ensure that the energy Government-owned corporations (GOC) sector is capable of meeting the challenges of a fully competitive market, the Government will undertake a comprehensive review of the Queensland energy GOC sector.

•	As recommended by the Somerville Report into electricity distribution in Queensland, the Government will introduce measures to modify customer electricity use patterns with the introduction of a flat rate for all consumer classes.

•	The Government has developed a comprehensive strategy to address water reliability in the State including developing pricing principles which better reflect the relative scarcity and quality of water, especially recycled water.

•	In order to ensure that the State’s sugar industry remains internationally competitive, the Government and the sugar industry have agreed to remove regulatory encumbrances and commit to the transition to contractually-based marketing arrangements for bulk exports.

•	The Government is now developing a new reform agenda to further enhance the Queensland business environment. The new reforms will focus on reducing the regulatory burden for businesses, where possible, and further improving the efficiency of the infrastructure sector.

Special Fiscal and Economic Statement October 2005	47

ENERGY REFORM
Queensland is the second largest and fastest growing market in the National Electricity Market (NEM) which also includes NSW, Victoria, South Australia, Tasmania and ACT.
Queensland’s forecast growth in electricity consumption over the next two years (8.8%) is three times more than the growth rate of the rest of the other NEM states combined (2.7%).
This growth is fuelled by strong demand from the industrial sector leading to increased economic growth and the rapid up-take of air-conditioning coupled with Queensland’s strong population growth. Queensland has had an average migration of 86,000 people each year for the last 10 years and it is estimated that the State’s population will continue to grow over the next 20 years with an estimated additional one million people anticipated to make Queensland’s south east corner their home by 2026.
This increase in population along with Queensland’s strong economic growth will mean electricity demand will continue to increase into the future. To meet this demand, the Government has implemented a number of reforms to the electricity and gas markets. These reforms have already delivered significant benefits to Queensland businesses and consumers.
Energy market reforms have underpinned the investment in Queensland’s generation sector and have delivered significant price reductions for large industrial customers — an important element in driving the success of the Queensland economy. Queensland has experienced a 50% reduction in wholesale electricity costs since the inception of the NEM and is widely considered to have the best operating wholesale market for gas and electricity in the country. This has been instrumental in driving down energy costs and is one of the key reasons why there are so many development projects underway in Queensland.
Investment in the Queensland energy sector has been significantly in excess of the rest of Australia. Since 1998, approximately 4,000 megawatts (MW) of new generation infrastructure has been committed in Queensland accounting for almost 75% of new generation investment across the NEM ($4.7 billion of a total $6.3 billion). A considerable proportion of this investment has been from the private sector with Queensland the only state to attract new private sector investment in base load generation since the inception of the NEM.

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Coal seam gas production which exploits Queensland’s indigenous gas supplies has increased significantly over recent years. In 1999 production was around two PetaJoules (PJ). By the end of 2005 production is expected to be around 65 PJ. Coal seam gas now supplies 35% of Queensland’s gas demand.
This has created a more competitive gas market in Queensland, with Coal Seam Methane (CSM) supplies offering an alternative to conventional gas supplies. As evidence to this, wholesale gas prices in Queensland have reduced from historical highs of over $5 per GigaJoule (GJ) to around $3 per GJ for CSM.
However, future investment in the energy industry is necessary to ensure reliable and economically priced energy is available to support industry development. The challenge for Queensland is to create the right environment so that investment occurs in the most efficient way.
To create the right environment it is essential that the energy market is fully competitive and the reform agenda is continued.
Full Retail Contestability — Electricity and Gas
Full Retail Competition (FRC) will be introduced into the Queensland electricity market from 1 July 2007. This means that households and small business will be free to choose which retailer they purchase their electricity from.
FRC will encourage the energy sector in Queensland to become more competitive and be more responsive to customer needs.

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Retail competition has been progressively introduced into Queensland as follows:
Table 5.1
Introduction of retail competition

		Number of
Date	Consumption	Customers
March 1998	Large Industrial customers consuming over 40 GigaWatt hours (GWh)	85

October 1998	Industrial and Commercial customers consuming over 4 GWh	539

July 1999	Medium Industrial and Commercial Customers consuming over 200 megawatt hour (MWh)	7,913

July 2004	Small to medium Commercial Customers consuming over 100 MWh	8,150

July 2007	Domestic customers and remaining small business customers consuming under 100 MWh per annum	1,780,000
From 1 July 2007 the entire electricity market will be contestable. This places Queensland on the same footing as other states where FRC is currently in operation.
No customer will be made worse off as a result of the introduction of FRC because they will have the choice of remaining on state-wide regulated tariffs.
The FRC reform will also be a catalyst for long term investment in electricity generation in Queensland. Major integrated energy companies with retail customers will have incentive to invest in generation.
From 1 July 2007 full retail contestability will also be introduced for gas. This will coincide with introduction of electricity FRC in Queensland. This last and final extension of deregulation will expand choice to domestic and small business customers. This will impact around 140,000 small gas customers in Queensland.
Large businesses are currently free to choose their retailer, and from 1 November 2005 so will medium sized businesses.
Introducing this reform to coincide with electricity FRC will enable retailers to enter the market in Queensland to offer consumers the opportunity to have one retailer for both gas and electricity. This will have the effect of expanding the gas market in Queensland, which by interstate standards is comparatively small.

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It also provides the basis for greater competition in gas wholesale supplies and further impetus for pipeline development in this State.
More gas supplies and increased pipeline developments will mean better outcomes for customers both in respect of price and choice and, when coupled with electricity deregulation, will allow Queensland to sustain high levels of economic growth.
Electricity — Demand Side Management — Tariff Reform
The Queensland Government has a policy of adjusting regulated electricity tariffs in line with the consumer price index. This policy will remain in place. However, the Government is proposing some further changes to the structure of franchise tariffs.
In July 2004, the Electricity Distribution and Service Delivery (EDSD) Report recommended that the Government and the distribution businesses undertake the development of tariff structures to better assist in the management of peak demand and lower the utilisation of the network. Consequently, to completely address the recommendations in the EDSD report, the structure of retail tariffs needs to be altered.
The structure of Queensland’s regulated electricity tariffs have not changed since the 1970s with tariffs stepping down in blocks the more electricity is consumed. These ‘declining block’ tariffs provide no incentive for customers to manage the amount of electricity they consume. This structure effectively means that the more power a customer consumes, the cheaper it becomes.
The current system penalises energy efficient customers who are effectively subsiding customers who are not managing their energy use.
The Government will introduce a fairer tariff structure which will provide consumers with an incentive to manage their energy use. This will not only benefit consumers but deliver environmental benefits through reduced consumption and lower utilisation of the network.
The declining block tariff structure will be replaced with a flat rate for all consumer classes (e.g. domestic customers and business customers). Above average consumers on regulated tariffs will pay the same price for all the electricity they consume rather than an average price for one block of energy and a lower price for the remaining block of energy as occurs under current tariff structures.

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Higher energy users on regulated tariffs can make adjustments for this change by modifying their consumption or, from 1 July 2007, moving to the market and obtaining a competitive market price lower than the current tariff.
These new tariff structures will come into effect from November 2005.
ENERGY INDUSTRY REVIEW
The current structure of the Queensland energy sector has evolved since the Government owned sector was disaggregated in 1997 and the NEM was established in 1998.
The current structure has served the economy well. There is strong competition in the wholesale electricity market (generation) and this has led to lower prices. New investment has been undertaken in a timely manner and the Queensland energy sector is certainly better placed than other jurisdictions to manage future demand and supply challenges. The fact that 50% of new investment has been from the private sector indicates that the market and price signals have been working effectively.
As the NEM has evolved, a number of changes have occurred, particularly the trend towards the vertical integration or re-aggregation of generation and retail assets. This has occurred more prominently in other jurisdictions, most notably Victoria. Vertical integration does not necessarily reduce competition in the wholesale market but without close analysis, vertical integration can reduce competition and increase prices. This would be a detrimental impact on the Queensland economy.
At present, most energy companies in the Queensland market are not vertically integrated but, over time, this is expected to change as it has in other jurisdictions and countries.
The Government’s decision to implement FRC for electricity and gas from 1 July 2007 will free up the retail load for access by energy companies other than ENERGEX and Ergon Energy. Energy companies seeking to acquire a large component of the contestable market are likely to do so on the back of generation contracts i.e. full or partial vertical integration.
The challenge for the Queensland Government and regulators is to ensure competition is not eroded and the economy still derives the benefits from the energy sector that it has done over the past 10 years.

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Given it is just under 10 years since the industry was first disaggregated in Queensland and the markets in both gas and electricity have substantially evolved, the Queensland Government will undertake a comprehensive review of the Queensland energy GOC sector to ensure that its future structure is best suited to meet the demands of the changing market. The review will be conducted over the next three months with any changes implemented in 2006-07.
Some key aspects of the review will be:
•	the impacts of FRC on the retail gas and electricity sector

•	the extent to which the generation sector is able to compete in a vertically integrated environment

•	the need to separate monopoly assets such as transmission and distribution from assets operating in a commercial environment such as generation and retail.
The review will be consistent with the key objectives the Government has for the energy market being:
•	the maintenance of competitive markets for electricity and gas which are a key component of economic growth

•	an energy GOC sector which is able to respond to the new market challenges

•	the timely development of new generation and gas projects to meet the demands of the fastest growing energy sector in the country

•	the maintenance of a strong Government owned distribution and transmission sector which is committed to the five-year capital program already established and the implementation of other recommendations contained in the EDSD Report

•	the commitment to recruit new staff and develop skills throughout the sector to ensure reliability of supply.
The review will be conducted in an open manner with consultation with key stakeholders and the request for public submissions.

Special Fiscal and Economic Statement October 2005	53

WATER REFORM
The Queensland Government is committed to developing and maintaining an economically viable and environmentally sustainable water industry in Queensland.
The introduction of the new Water Act in 2000 saw the establishment of a new framework for the planning, allocation and management of water in Queensland. Water reform in Queensland has progressed steadily since then. These reforms will assist in achieving the State’s goal of encouraging the best and most efficient use of water by all users.
This goal will be met through ongoing water planning, water metering, water pricing, tradeable allocations, water and wastewater infrastructure and water supply planning. The Government has also committed to the implementation of the National Water Initiative.
Water Charges and Prices
In August 2005, the Queensland Government released the Water Plan for 2005-2010. The Water Plan sets out strategies for improving our water management, as well as the actions that will deliver sustainable water management over the next five years.
A key element of the Water Plan is pricing water for sustainability. The Government has introduced water resource management charges to partially recover the administration and other direct costs associated with the planning and management of water which the Queensland Government provides on behalf of water users. This is in keeping with the State’s requirements under national water agreements.
These charges, which were announced in August will be introduced throughout the State in 2006 to ensure all water users contribute towards the management of the State’s water resources. The charge will recover $4 per million litres supplied to irrigators, $10 per million litres supplied for industrial users and $15 per million litres supplied for urban users and essential industry.

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Urban water pricing is also under review to identify the appropriate mix of measures to encourage water conservation through pricing and to encourage investment in infrastructure. In particular, the Government is developing pricing principles for application in South East Queensland which would result in the price of water from all sources, including raw and recycled, better reflecting its relative scarcity and also its quality.
Developing the Framework for Effective Water Markets
Water Resource Plans (WRP) and Resource Operations Plans (ROP) are being progressively developed and implemented across Queensland. These provide water users with a clear, secure and tradeable water entitlement while preserving sufficient water to sustain the environment.
During 2005-06, several more ROPs (which outline rules for water trading in Queensland) will be finalised including the Warrego, Paroo, Bulloo, Nebine, Moonie, Georgina, Diamantina and Border Rivers catchments. The water planning process has already commenced for the Moreton, Gold Coast and Logan areas, with the ROPs expected to be finalised in the near future.
Sustainability of South East Queensland’s Water Supply
While the water reform agenda is advanced throughout Queensland, the heavily populated south east of the state faces some unique challenges. In particular, it is important that the State assess how to ensure the sustainability of the water supply in the region in the face of the continued strong population growth and drought.
The Government’s strategy to address the challenges of supplying water reliably to the people of South East Queensland contains four key elements:
•	First, there are a series of short term measures aimed at preserving existing supplies.

•	Second is the Government’s investment in new infrastructure to facilitate the use of recycled water by heavy industrial consumers instead of drawing from South East Queensland supplies of raw water from dams.

•	Third, support will be provided to projects designed to interconnect water storage facilities across the South East Queensland catchments and ensure the scarce supplies are managed and allocated in an integrated way.

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•	Fourth, work will commence on planning for new water storage facilities announced in the South East Queensland Infrastructure Plan and Program (SEQIPP).
As part of the short-term response to the current drought, there is a focus on options to preserve and extend the region’s water supplies. Additionally, Government is working with power stations and other major water users with short-term alternative supplies to switch to those supplies.
It is estimated that over 10% of water is lost or unaccounted for from the urban water supply system. To reduce these losses, regional pressure reduction and leakage management will be undertaken by local governments, with the Queensland Government accelerating a funding allocation of $20 million, provided as a subsidy, over the next three years.
A large component of the drought response strategy is aimed at demand management, with Level 2 restrictions taking effect from 3 October 2005. Complementing these domestic demand management initiatives, the Government is also working with industry in the SEQ region to maximise efficiency of water use.
The key component of the Government’s response to the increasing demand on the State’s water resources is to maximise the use of recycled water by industrial consumers. Currently about 400,000 MLs of water is used each year by South East Queensland consumers. Over half this water is released, after treatment, into Moreton Bay as wastewater. Once further treated this could conceivably displace some 50,000-60,000 ML of raw water by industrial consumers (such as power stations) as well as potentially provide additional supplies to agricultural producers in the Lockyer region. To ensure that this project can proceed as expeditiously as possible, an additional $20 million has been allocated for 2005-06 to 2006-07 to facilitate design, easement acquisition and business case development for this piece of critical infrastructure.
In order to address the south east region’s medium-term water supply needs, the State has committed to fast track the assessment of the $250 million investment in the Southern Regional Water Pipeline. This pipeline would enhance flexibility in managing regional water supplies in the Brisbane to Gold Coast corridor. The regional pipeline would also serve the emerging water supply needs of the western growth corridor defined in the South East Queensland Regional Plan.

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SEQIPP outlines the development of new supply options to enhance regional water supply security. It includes the development of two additional weirs in South East Queensland: the Cedar Grove Weir on the Logan River, towards the south of the region, and another on the Mary River at the northern boundary of the south east corner.
These new storages are also a necessary component of the Government’s South East Queensland drought response. The preconstruction work program for the Cedar Grove weir on the Logan River has been brought forward from its original timeframe. Once completed, it will supply around 12 million litres a day of additional water to growing urban areas around Beaudesert.
The Government is working with the local governments in the region and SEQWater to put in place the regional drought strategy developed by this group and also to plan for the region’s longer term needs in the South East Queensland Regional Water Supply Strategy.
Institutional Reform
As announced in the South East Queensland Regional Plan, a review of the South East Queensland region’s institutional arrangements for urban water supply is currently underway. The review is being overseen by a Steering Committee led by the Department of the Premier and Cabinet and includes representatives of local government and SEQWater in recognition of their key role in operating the region’s bulk urban water supply infrastructure.
The review is being undertaken in the context of the likely growth of the region during the period of the Plan and the need to ensure equitable access to the region’s vital but limited water resources. It will examine whether the current arrangements which have resulted in the 19 storages having 10 different owners across South East Queensland local government areas are delivering the best regional outcomes.
The Government has indicated a desire to progress the review in a collaborative manner with the region’s local governments and SEQWater. It is due for completion by the end of the first half of next year. However, if during the course of the review local governments indicate that they are unable to address the difficult issues associated with providing a high quality and secure water supply to the region, the State would be prepared to consider any local government proposal for the key water assets to be transferred to the State to own and operate.

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SUGAR INDUSTRY REFORM
The sugar industry has seen significant reform over the past two years. This has been necessary to enable the Queensland sugar industry to compete in an aggressively competitive world market.
These reforms began in 2004 with the removal of two significant impediments to a modern viable Queensland sugar industry, namely:
•	the removal of the cane production area system, which limited the amount of land on which cane could be grown and which tied growers to a particular mill

•	the removal of the statutory bargaining system which gave a grower committee the power to negotiate a single contract with a mill for all growers in an area. This system limited the ability of innovative growers to negotiate with a mill individually.
This process of reform has continued into 2005, with proposed changes to the marketing system for raw sugar in Queensland. Under the Sugar Industry Act 1999, all raw sugar, upon manufacture, compulsorily became the property of (vested in) Queensland Sugar Limited (QSL) as the single desk marketer. QSL sold this sugar on the domestic and global markets and returned the pooled proceeds of these sales to the industry. The single desk marketing arrangements through compulsory vesting have been in operation since its establishment in Queensland in 1915.
In recognition of the need to modernise marketing arrangements, necessary if the industry is to remain internationally competitive, agreement has been reached between the Queensland Government and the State’s sugar industry to progress a proposed new marketing system for Queensland sugar. The Government intends to pursue its policy to remove regulatory encumbrances from the sugar industry, and is committed to support the transition from legislative to contractually-based marketing arrangements for bulk export sales.

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COMMERCIAL PLANTATION FORESTRY REFORM
The Department of Primary Industries (DPI) Forestry presently manages the State’s investments in some 250,000 hectares of plantation forests, which have an estimated market value of $600-$700 million and generate revenues of some $90 million per annum. Primary and secondary processing sectors record direct turnover in the order of $2 billion and add around $1 billion in value to timber products used in the State.
These plantations support very significant industry investment, particularly in the Moreton, Wide Bay and Brisbane regions, and increasingly in the north and central regions. It is estimated that the State’s plantations directly and indirectly support some 6,400 jobs in the State.
However, the Government is aware that the State-owned plantations and the associated plantation industries operate in a highly competitive market and that, in order to remain competitive, each is facing significant challenges to improve productivity, achieve efficiencies and undertake commercial investments needed to ensure competitive scales are achieved and/or maintained.
Accordingly, while the Government does not intend to pursue a corporatisation agenda for DPI Forestry at this time, the Government remains strongly committed to undertaking commercial reform of DPI Forestry so as to:
•	separate out native forest operations from DPI Forestry

•	provide DPI Forestry, as the major plantation manager in the State, with an operating structure that will enable it to manage its assets and operations efficiently and effectively and thereby underpin a sustainable, robust timber processing sector in the State

•	appropriately recognise the social, cultural and environmental values of the plantations.
A commercially focussed structure will recognise the need for DPI Forestry to produce sawlogs of a quality and at a price that are competitive in both the national and international environment within which the processing sector must operate. Further, it will ensure the allocation and pricing of plantation resources in a way that is equitable and market-driven and which incentivises the processing sector to adopt market-best practices, be competitive and be commercially sustainable.

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To this end, the Government has completed a major commercial due diligence investigation of DPI Forestry’s plantation businesses and will implement a commercial reform framework for DPI Forestry’s plantation business, with a view to having this implemented by the second quarter 2006.
This reform will be introduced in such a way as to ensure:
•	a seamless delivery of all services to clients and stakeholders

•	DPI Forestry staff continue to be employed under the same State legislation and on the same terms and conditions.
The reform will ensure that DPI Forestry can continue to deliver quality products at a competitive price, so as to provide its industry clients with both certainty and competitively produced inputs into the future. By implementing the reform, Government is providing a clear signal of its support for the plantation sector and its belief that the sector will continue to be a major sustainable contributor to the Queensland economy.
QUEENSLAND COMPETITION REFORMS
With the announcement of a timetable for the introduction of full retail contestability in electricity and gas, Queensland has completed the competition reform agenda agreed by COAG in the mid-1990s. Our successful completion of this substantial reform agenda is expected to be reflected in the National Competition Council’s final assessment this year.
These reforms have enhanced the Queensland business environment with the result being streamlined regulation and reduced red tape, a more efficient infrastructure sector, better functioning markets and a more competitive and productive economy.
The Government is now developing a new reform agenda to further enhance the Queensland business environment. The new reforms will focus on reducing the regulatory burden for businesses, where possible, and further improving the efficiency of the infrastructure sector.
While regulation is necessary to ensure public safety, protect the environment and establish appropriate standards for the conduct of business, too much or inappropriate regulation can impede productivity, competition and innovation. Where this regulation becomes overly intrusive or complex, business can bear substantial compliance costs.

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New processes will be put in place to scrutinise new regulations, rigorously assess them for impacts and draft them in such a way as to minimise their impact on business. This will improve government decision making in formulating policy and lead to better regulatory outcomes for business, the community and government in Queensland.
In addition, the Queensland Government will develop, in consultation with business and the community, a program of review for regulatory ‘hot spots’ where the burden of regulation is considered excessive. This will give business and the community an opportunity to have their say in shaping a regulatory environment which is more dynamic and conducive to business in Queensland.
A core expectation underlying the implementation of competition reforms is that well-functioning markets will offer the best prospects for ensuring Queensland’s resources are used efficiently to satisfy business and community needs. Markets that function efficiently can effectively determine prices and investment and minimise the need for regulatory intervention.
Queensland is committed to a simpler and nationally consistent system for the economic regulation of infrastructure. To give effect to this, the Queensland Government will take action to improve timeliness and consistency of decisions by economic regulators. To give a greater degree of certainty, a binding time limit for decisions by economic regulators will be introduced. Whilst a final decision is yet to be made on a specific time limit, it will be between six and twelve months. To improve consistency of decision making by economic regulators, Queensland is also working with other jurisdictions through COAG to agree on the regulatory principles on which regulators base their decisions.
These two measures alone will ensure decisions are made on a more timely and consistent basis and reduce regulatory risk for Queensland business.
When implemented, these reforms will have the capacity to significantly improve the environment for Queensland business through better regulatory decision making in relation to key pieces of infrastructure, decreasing the regulatory burden and driving productivity.

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ECONOMIC INFRASTRUCTURE
Newly Announced Projects
The Queensland Government is progressing a range of new economic infrastructure projects and initiatives to support the continued economic development of the State.
Upgrading North and Far North Queensland Power Supply
Electricity consumption in North Queensland is expected to grow by 7.8% over the next two years, with an average rate of load growth over the next ten years of 2.8% per annum.
This demand is able to be met in two ways: through augmentation of transmission lines from central Queensland; and through the construction of a new power station in the Townsville region.
In terms of transmission upgrades, Powerlink has identified future requirements in its electricity transmission network supplying the North and Far North Queensland Area, and has issued a regulatory report recommending a major upgrade to the transmission network to address forecast reliability of supply requirements in the 2007-2010 period. The recommendation comprises a $341 million three-stage 275,000 Volt transmission augmentation between Central and North Queensland.
Stage one includes a new 275,000 Volt transmission line between Broadsound and Nebo substations, and a 275,000 Volt Static Var Compensator (voltage regulation device) at Strathmore substation by October 2007; stage two includes a new 275,000 Volt transmission line between Nebo and Strathmore substations by October 2008; and stage three, a new 275,000 Volt transmission line between Strathmore and Ross substations by October 2010.
Prior to commencing the second and third stages of the transmission augmentation, Powerlink will review the key planning assumptions and refine the timing of those stages accordingly if required.

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Demand forecasts also suggest the need for additional generation capacity in North Queensland around 2008-09. The Queensland Government will be working with proponents of new generation projects to meet this need. Based on current proposals under development it is anticipated that the preferred project will be determined by early to mid 2006.
Stanwell Coke and Energy Plant
A number of electricity generation proposals are under consideration including the Queensland Coke and Energy (a subsidiary of Macarthur Coal) and Stanwell Corporation proposal to develop a $1.7 billion coke plant and associated power station at Stanwell, 25km south west of Rockhampton. Up to 370 mega watts of electricity would be generated from combustion of gases during the coking process.
The project would provide a major boost to economic activity in Central Queensland through the generation of up to 1,200 direct jobs during construction and 300 permanent jobs during operations. Once feasibility studies have been successfully completed, this project will require the approval of both companies’ boards and shareholding Ministers.
Gold Coast Marine Development Project
An expressions of interest process and an Environmental Impact Assessment study for the Gold Coast Marine Development Project incorporating development of a cruise ship terminal at the northern end of the Spit, marina precinct and tourism/commercial development will be undertaken in 2005-06. The outcome of these processes will inform the Government’s further investigation of the project.
Townsville Ocean Terminal
The State is finalising contractual arrangements with the TABCORP and Consolidated Properties Group consortium, as preferred developer for the construction of a cruise ship terminal at Townsville. The proposed terminal will provide a dedicated facility for cruise ships and visiting naval vessels, and will form part of an integrated commercial and residential development in the Townsville Breakwater area.

Special Fiscal and Economic Statement October 2005	63

PNG Gas
The Government is facilitating the PNG to Queensland gas pipeline project to bring gas from the PNG Highlands to markets in Queensland, the Northern Territory and Southern Australia. The project proponent is advancing approvals and feasibility studies to enable commitment to the project in the first half of 2006.
Progress on Previously Announced Projects
The 2005-06 Budget outlined the Government’s proposed capital outlays for 2005-06. Progress on several key projects highlighted in the 2005-06 Budget is outlined below.
Coal Infrastructure
The Government recognises the importance of coal production and exports to Queensland and is implementing a Coal Infrastructure Program of Actions to ensure that infrastructure provision keeps pace with expected growth in coal exports.
The Program of Actions identifies $1.4 billion of coal infrastructure projects already committed and $1 billion of projects required to be undertaken to expand capacity to 215 million tonnes per annum, subject to commercial contracts.
As part of this, the Government is fast-tracking the feasibility study and environmental work for the proposed Wiggins Island Coal Terminal, an entirely new coal terminal located within the Port of Gladstone.
On 4 October 2005 the Coordinator General declared the proposed Wiggins Island Coal Terminal a ‘Significant Project’ and will provide assistance and support with project management and environmental coordination.
Should feasibility be demonstrated and the development proceed, it is estimated that when fully developed the Wiggins Island Coal Terminal and associated rail and channel infrastructure will cost $1.8 billion, create 500 construction jobs and 125 new operational jobs when completed.
When the proposed Wiggins Island Coal Terminal project is coupled with the current expansion of the R G Tanna Coal terminal and the existing coal handling facilities at the Port of Gladstone, the project would enable the Port of Gladstone to become the world’s biggest coal export port.

64	Special Fiscal and Economic Statement October 2005

A feasibility study is being undertaken by Queensland Rail into linking the North Goonyella and Newlands Rail systems to increase the capacity and flexibility of Queensland coal export infrastructure. The project has been declared a ‘significant project’ and will be dependent on construction of the $430 million Stage 3 expansion of Abbot Point Coal Terminal. The new rail infrastructure will allow coal mines operating in Central Queensland to choose between Abbot Point and Dalrymple Bay as export ports.
The shipping channel for the Port of Hay Point, currently the State’s largest coal export port, is earmarked for capital dredging to enable certain vessels to be fully loaded. A supplementary Environmental Statement for the project is being assessed by Government. The capital works, estimated to cost $46 million, is expected to be undertaken in April to October 2006.
The Government has put all necessary procedures in place to ensure the roll out of the Burdekin to Moranbah pipeline to provide water supply certainty to the northern Bowen Basin, subject to finalisation of contractual arrangements between SunWater and the coal companies and approval by shareholding Ministers.
Aurukun Bauxite Project
The rapid economic growth taking place in China and India has fuelled unprecedented demand for Queensland minerals.
As a response, the Government is advancing the competitive bid process for development of the Aurukun bauxite resource, a major mineral processing project, which will attract international and national investment in downstream processing capacity.
On 14 September 2005, the Government invited Expressions of Interest (EOI) from parties interested in the development rights to the bauxite resource at Aurukun. The Government’s goal is to pursue a Smart State strategy of securing not only a new bauxite mine but also establishing a new downstream processing capacity in Queensland.

Special Fiscal and Economic Statement October 2005	65

The EOI phase of the project closed on 14 October 2005, attracting applications from 10 bidders. Most of the major companies in the aluminum industry in Australia and overseas have submitted bids. The line-up of companies shows the confidence of the industry in Queensland as a location for substantial investment in the bauxite mine and an alumina refinery. It is anticipated that a preferred developer will be identified in mid 2006.
The Government strongly appreciates the support of the Aurukun community and the traditional owners who have worked closely with the Government in the effort to ensure that this resource is developed in a manner that brings development and benefits to the community.
Gateway Motorway Upgrade
The $1.6 billion Gateway Upgrade Project includes the duplication of the Gateway Bridge and the upgrade of 20km of the existing motorway by 2011.
The upgrade will help improve safety and reduce traffic congestion in South East Queensland and provide a huge boost to the State’s economy. The project will create between 5,000 and 6,000 jobs over four to five years.
The project is critical to the continued growth of the Australia TradeCoast precinct, including Brisbane Airport and the Port of Brisbane, and to inter-regional passenger and freight traffic.
Following consideration of a comprehensive business case analysis (including a detailed value-for money evaluation), the Government determined that Government-financed delivery of the Gateway infrastructure, delivered by Queensland Motorways Limited under a design, construct and maintain contract with the private sector, would provide the best value-for-money outcome for the State.
Three consortia have been invited to tender for the project with their tender documents due to be submitted to Queensland Motorways by February 2006. It is expected that a successful tenderer will be awarded the contract in late 2006.
Construction is expected to start on the project in late 2006, with completion by 2011.

66	Special Fiscal and Economic Statement October 2005

The project has already met several major milestones with it receiving the green light for environmental approvals and the gazettal of land resumptions.
Main Roads and Queensland Motorways are continuing to finalise planning and land acquisitions.
Electricity Distribution and Service Delivery for the 21st Century Review (EDSD Review)
Significant progress has been made in implementing the recommendations in the final report of the EDSD Review. To implement the recommendations, ENERGEX and Ergon Energy will expend in excess of $6 billion over the next five years to increase the capacity, security and reliability of their networks through to 2010.
Regulatory requirements were introduced this year which include the introduction of minimum service standards for the reliability of the distribution networks and guaranteed service levels and associated rebates for individual customers. ENERGEX and Ergon Energy are required to prepare and submit annual Network Management Plans which identify how the businesses plan to develop and maintain their networks over the following five financial years to cater for consumers’ needs, with an objective of delivering an adequate, economic, reliable and safe connection and supply of electricity to customers.
Kogan Creek Power Station
CS Energy Limited are progressing the construction of the Kogan Creek Power Project, a 750 megawatt coal fired power station and adjacent coal mine, near Chinchilla in South West Queensland. The $1.2 billion project is approximately 60% complete and is on schedule for commissioning in September 2007, delivering electricity to the national grid.
Southbank Education and Training Precinct Project
The Queensland Government and Axiom Education Queensland reached financial close on 30 June 2005 on the Government’s first Public Private Partnership project which involves the construction of new facilities and refurbishment of some existing buildings at the Southbank Institute of TAFE.
Axiom Education Queensland has taken over responsibility for delivery of certain services, such as cleaning and security. Demolition works have commenced at the site and construction work is scheduled to commence by early November 2005.

Special Fiscal and Economic Statement October 2005	67

Burnett Water Infrastructure
The Government is now in the final stages of constructing the Burnett Water infrastructure. The Kirar Weir (formally named Eidsvold Weir) was completed in March 2005 and a tender process for the sale of water from this Weir has taken place.
Construction of the Burnett River Dam is on schedule for practical completion by the end of 2005 with infrastructure associated with the dam such as new access roads and a bridge at Mingo Crossing, having been completed. Recent wet weather has also resulted in inflows into the Burnett River Dam, with water being stored for the first time.
The project was developed by Burnett Water Pty Ltd, a company set up by the Government for this purpose. Upon completion the ownership of the dam will be transferred to the GOC, SunWater.
Implementation of Economic Infrastructure Projects
Review of Public Private Partnerships
A review of the Government’s Value for Money Framework has recently been undertaken to assess the integrity of the framework and to ensure that the process reflects best practices in efficiency and effectiveness outcomes.
One important outcome of the review is revised guidance material for the Public Private Partnerships Policy and Value for Money Framework.
The new framework has been designed to assist private sector investors in assessing the opportunity for investment and to reduce the costs of participating in the bid process. A key outcome of the review is that the (non risk adjusted) Public Sector Comparator will be released to shortlisted bidders unless there are exceptional circumstances where the release will materially compromise the State’s negotiating position. There will also be greater standardisation of project documentation used in the EOI and bidding stages.

68	Special Fiscal and Economic Statement October 2005

Implementing SEQIPP
In April this year the Government released the SEQIPP outlining investments of up to $55 billion in South East Queensland over the next twenty years.
The Coordinator-General will coordinate the implementation of the SEQIPP across Government. To achieve this, the Coordinator-General will establish a task force comprising:
•	experienced project managers from the private sector

•	representatives of line agencies, Treasury and the Office of Urban Management

•	officers from the Coordinator-General’s office.
A CEO’s committee will be established to advise Cabinet on priorities, project sequencing and policy issues and to report to Cabinet regularly on progress on implementation.
The Coordinator-General will also utilise the processes established under the SEQ Regional Plan (e.g. Council of Mayors and various related committees) to ensure the State’s program is integrated with that of the Councils.
The Government will shortly be seeking expressions of interest from industry to provide experienced advisory support in program and project delivery.
The Government will also be involved in close discussions with the Council of Mayors on their involvement and will be conducting forums with industry on their role in the process.
The Government will also be developing a range of strategies to enhance the availability of skills both inside and outside of government to deliver this ambitious program.

Special Fiscal and Economic Statement October 2005	69

70

6. PUBLIC SECTOR REFORM
INTRODUCTION
This chapter provides details of reforms in the public sector which will ensure that the Queensland Government’s service delivery continues to meet community needs.
KEY POINTS
•	The Government will establish an independent Service Delivery and Performance Commission to assess how well government services are meeting community needs.

•	The Government will also continue to review its internal operations to ensure that its services are provided efficiently and effectively, barriers to government agencies working together are removed and major projects undertaken by Government are achieving real benefits through appropriate independent assurance.
RESPONSIVE PUBLIC SECTOR
The Government will ensure that it continues to meet community needs through supporting a responsive public sector, focussed on improving service delivery. Ongoing evaluation and business improvement is critical to ensure the government is meeting community needs. This was highlighted in a recent meeting between the Honourable the Premier and Treasurer and the Chancellor of the Exchequer in the United Kingdom regarding efficiency improvements and performance measurement in the UK public sector. A responsive public sector will:
•	strengthen its focus on accountability and performance

•	identify opportunities to improve its internal efficiency and effectiveness.
The combination of these measures will provide financial savings to Government to ensure that available funds are directed towards service delivery priorities for the community. The target for financial savings is $50 million by 2008-09 rising to $100 million by 2010-11.

Special Fiscal and Economic Statement October 2005	71

ACCOUNTABILITY AND PERFORMANCE
Establishing the Service Delivery and Performance Commission
All government agencies will be required to be more accountable for their performance to the broader community.
The Government proposes to establish an independent Service Delivery and Performance Commission (‘the Commission’) to assess how well government services are meeting needs within the community.
The Commission will be established as an independent statutory body within the Premier’s portfolio and will report directly to the Premier. It will be led by a permanent, independent Chair and supported by part-time Commissioners appointed from the Business Sector.
The Commission will be responsible for:
•	undertaking performance reviews to reassure Government that services are being delivered efficiently, effectively and appropriately. These reviews will acknowledge areas of service excellence as well as identify areas for further improvement, and may take the form of periodic reviews of service delivery areas or of other special reviews or inquiries as identified

•	improving service accountability by measuring, benchmarking and reporting on the provision of government services to the community. This will include recommending the establishment of targets for particular service delivery areas.
Service delivery targets will form part of the strategy for monitoring and improving performance, and will provide clarity in regard to service delivery expectations. Agencies will be required to report against the targets.
To support the new Commission undertaking its role, an Office of Government Performance will also be established within the Department of the Premier and Cabinet. The Office will also develop approaches to enhance performance management and accountability for agency service delivery in order to ensure that internal planning and reporting practices are aligned with Government policy as well as with community expectations.
The Commission and the Office of Government Performance will be established with effect from early 2006.

72	Special Fiscal and Economic Statement October 2005

Enhanced Performance Auditing Role for the Queensland Audit Office
The Government is committed to ensuring that appropriate independent scrutiny of the performance of government agencies contributes to improved service delivery to the community. To complement the operations of the Commission, the Government will be extending the mandate of the Queensland Audit Office.
The Auditor General currently has a mandate to audit performance measurement systems. The role of the Auditor-General will now be extended to provide an independent assessment of the relevance of the published measures used by agencies to assess their performance.
IMPROVING PUBLIC SECTOR EFFICIENCY
The Government must continue to review its internal operations to ensure that its services are provided efficiently and effectively. The challenge is to adopt innovative new service delivery options to ensure that:
•	barriers to government agencies working together to provide efficient services are removed

•	in-house government services provide appropriate value for money

•	consolidation of common services achieves real economies of scale benefits

•	major projects undertaken by Government are achieving real benefits through appropriate independent assurance.
Work will be undertaken from 2006 to further enhance new service delivery options. Some existing areas and projects which will be reviewed are discussed below.
Review of the Viability of Commercial Business Units
The Government currently operates commercial business units that sometimes compete with the private sector in providing support services to Government. The Government has an ongoing role to ensure that these business units continue to service a clearly defined market segment for Government and offer the best value delivery model.

Special Fiscal and Economic Statement October 2005	73

The Government will review the operations of a number of these commercial business units to ensure that they remain viable and offer the appropriate service delivery model for Government. The Commission will be asked to specifically address this issue as an area of investigation for its initial work program for 2006.
Extending Shared Services
Improving efficiency by reducing duplication of effort in the provision of internal services will allow Government to reallocate those resources to service delivery to the community.
The Government commenced consolidating common in-house services used by all agencies, such as finance and human resources services, as part of its Shared Service Initiative. Savings of $10 million were realised from this consolidation in 2004-05, a total of $18 million since commencement of the initiative in July 2003. In addition, procurement improvements across Government produced savings of $6.2 million in 2004-05.
In 2005-06, the returns from service consolidation are estimated at $25 million, while procurement savings will increase to $12 million annually.
In the next 12 months, the Commission will investigate if extending the shared services concept to other support areas across the public service will achieve even greater efficiencies through economies of scale.
One area that was identified in the Smart Directions Statement for Information and Communications Technology (ICT) within the Queensland Government as having significant potential for efficiency is greater sharing of information and communications technology (ICT) across agencies. ICT initiatives that have the potential for achieving efficiencies through economies of scales will be identified and their implementation prioritised.
Independent Assurance of Government Projects
The Government continually undertakes projects to improve service delivery to the community. A major focus for Government currently is the projects being undertaken as part of the South East Queensland Infrastructure Plan and Program. Assurance that Government is achieving value for money including the expected benefits from projects will be achieved through the Project Assurance Framework, including a Gateway Process, will be fully implemented during 2006.

74	Special Fiscal and Economic Statement October 2005

The Project Assurance Framework sets the foundation for ensuring that project management is undertaken effectively across the Queensland Public Sector, and that the Government achieves value for money from its significant investment in project activity. The Project Assurance Framework defines the standards that agencies must meet in managing projects over their full lifecycle. It also includes a Gateway Process that requires significant projects to undergo independent reviews at key project stages to provide assurance that projects are positioned to move forward successfully.
Efficient Government
The success of government initiatives such as Smart Service Queensland, which aims to provide Queenslanders with a single access point for government services through multiple channels including the telephone, over the counter, the Internet, fax and mail, is highly dependent on the level of collaboration across multiple government agencies. The Government has already committed to extend the range of government services available to the public through this initiative where possible.
Smart Service Queensland will be delivering 77 services on behalf of Queensland Government departments by the end of June 2006. These include the Disability Information Access Line, enquiry lines for the Department of Emergency Services and Education Queensland, services on behalf of Queensland Transport and information services for Queensland Health.
Progress towards achieving the benefits of cross agency initiatives such as these can be impeded unless there are clear governance and accountability mechanisms. Mechanisms for achieving efficient government service delivery will be implemented during 2006 to ensure that cross agency initiatives are positioned to achieve real benefits for the community.

Special Fiscal and Economic Statement October 2005	75

76

7. GOVERNMENT FINANCE STATISTICS (GFS)
INTRODUCTION
A Mid Year Fiscal and Economic Review is required under the Government’s Charter of Social and Fiscal Responsibility and the Australian Loan Council’s Uniform Presentation Framework and provides an update on the fiscal outlook for Queensland.
The following tables present revised operating statements, balance sheets and cash flow statements prepared on an accrual GFS basis for the General Government, Public Non-financial Corporations and Non-financial Public sectors.
GENERAL GOVERNMENT SECTOR
For an analysis of the General Government sector, readers should refer to Chapter 1 — Fiscal Update.
PUBLIC NON-FINANCIAL CORPORATIONS SECTOR
The Public Non-financial Corporations sector (PNFC) comprises entities mainly engaged in the production and sale of services to the market. In Queensland, the sector is primarily made up of the State’s Government-owned corporations (GOCs), which operate across a range of industries — including energy, rail, port and water delivery services.
GOCs operate as commercial business entities and their activities are based upon the needs of the market sectors which they service.
The majority of revenue generated by GOCs is driven by the sale of goods and services to customer markets. GOC revenues are heavily linked to the performance of the Queensland economy, and the ability of these entities to compete in increasingly competitive markets.
Major components of GOC revenues include charges for rail freight, electricity, port usage and water delivery.

Special Fiscal and Economic Statement October 2005	77

The decline in the net operating result in 2005-06 and outyear projections since the 2005-06 Budget reflects the impact of determinations by the Queensland Competition Authority on GOCs results and operating deficits recorded by Queensland Motorways Limited (QML), which operates in deficit in the normal course of operations.
Deficits in outyears reflect interest costs on borrowings to construct a second Gateway Bridge river crossing and duplication of the associated arterial road by QML.
The increase in capital investment from 2005-06 Budget is a result of infrastructure investment by Port GOCs and commencement on the Gateway Motorway upgrade project.
GFS cash deficits across all years reflect the substantial capital investment being undertaken by the sector.

78	Special Fiscal and Economic Statement October 2005

Table 7.1
General Government Sector Operating Statement (1)

		2004-05	2005-06	2005-06	2006-07	2007-08	2008-09
				Revised	Revised	Revised	Revised
		Actual	Budget	Budget	Projection	Projection	Projection
		$ million	$ million	$ million	$ million	$ million	$ million
	GFS Revenue
	Taxation revenue	6,952	6,843	6,938	7,411	7,840	8,199
	Current grants and subsidies	12,255	12,682	12,639	12,881	13,520	13,987
	Capital grants	491	528	538	600	778	723
	Sales of goods and services	2,381	2,401	2,389	2,472	2,559	2,586
	Interest income	2,972	1,421	1,553	1,676	1,781	1,886
	Other	2,558	2,729	2,875	2,836	2,805	2,954
	Total Revenue	27,609	26,604	26,931	27,876	29,283	30,336

Less	GFS Expenses
	Gross operating expenses
	Employee expenses	10,750	11,719	11,871	12,639	13,505	14,232
	Other operating expenses	4,683	5,161	5,573	5,674	5,798	5,985
	Depreciation	1,585	1,617	1,632	1,753	1,838	1,843
	Superannuation interest expense	752	604	514	576	611	646
	Other interest expense	207	232	190	313	474	608
	Current transfers	4,915	5,494	5,552	5,876	6,015	6,173
	Capital transfers	791	844	882	870	787	708
	Total Expenses	23,683	25,670	26,214	27,701	29,028	30,194

Equals	GFS net operating balance	3,926	934	718	175	256	142

Less	Net acquisition of non-financial assets
	Purchases of non-financial assets	2,843	3,616	3,800	3,694	3,298	2,988
	Sales of non-financial assets	(315)	(297)	(288)	(263)	(246)	(204)
	Less Depreciation	1,585	1,617	1,632	1,753	1,838	1,843
	Plus Change in inventories	24	27	26	70	(3)	6
	Plus Other movements in non-financial assets	86	14	13	15	15	15
	Equals Total net acquisition of non-financial assets	1,053	1,742	1,919	1,763	1,227	963

Equals	GFS Net lending / (borrowing) (Fiscal Balance)	2,873	(808)	(1,201)	(1,588)	(971)	(821)

Note:

1.	Numbers may not add due to rounding.

Special Fiscal and Economic Statement October 2005	79

Table 7.2
Public Non-financial Corporations Sector Operating Statement (1)

		2004-05	2005-06	2005-06	2006-07	2007-08	2008-09
				Revised	Revised	Revised	Revised
		Actual	Budget	Budget	Projection	Projection	Projection
		$ million	$ million	$ million	$ million	$ million	$ million
	GFS Revenue
	Current grants and subsidies	1,068	1,349	1,279	1,417	1,501	1,566
	Capital grants	22	17	17	18	18	18
	Sales of goods and services	6,962	7,175	7,166	7,483	7,918	8,374
	Interest income	94	77	68	68	73	79
	Other	455	464	508	604	553	547
	Total Revenue	8,600	9,082	9,038	9,589	10,062	10,583

Less	GFS Expenses
	Gross operating expenses
	Employee expenses	1,580	1,802	1,821	1,876	1,944	1,997
	Other operating expenses	3,759	3,734	3,903	3,977	4,110	4,277
	Depreciation	1,251	1,413	1,408	1,539	1,713	1,785
	Other interest expense	745	874	822	965	1,130	1,227
	Other property expenses	1,015	964	976	1,146	1,162	1,312
	Current transfers	174	84	60	17	12	—
	Capital transfers	—	—	30	—	—	—
	Total Expenses	8,524	8,871	9,020	9,519	10,071	10,597

Equals	GFS net operating balance	77	210	18	70	(9)	(14)

Less	Net acquisition of non-financial assets
	Purchases of non-financial assets	2,823	3,952	4,266	4,219	3,698	3,398
	Sales of non-financial assets	(90)	(26)	(35)	(48)	(25)	(43)
	Less Depreciation	1,251	1,413	1,408	1,539	1,713	1,785
	Plus Change in inventories	16	65	51	(15)	12	(13)
	Plus Other movements in non-financial assets	8	30	16	43	36	40
	Equals Total net acquisition of non-financial assets	1,506	2,609	2,890	2,659	2,009	1,596

Equals	GFS Net lending / (borrowing) (Fiscal Balance)	(1,429)	(2,399)	(2,873)	(2,589)	(2,018)	(1,610)

Note:

1.	Numbers may not add due to rounding.

80	Special Fiscal and Economic Statement October 2005

Table 7.3
Non-financial Public Sector Operating Statement(1)

		2004-05	2005-06	2005-06	2006-07	2007-08	2008-09
				Revised	Revised	Revised	Revised
		Actual	Budget	Budget	Projection	Projection	Projection
		$ million	$ million	$ million	$ million	$ million	$ million
	GFS Revenue
	Taxation revenue	6,632	6,508	6,603	7,059	7,475	7,824
	Current grants and subsidies	12,105	12,605	12,597	12,880	13,523	13,988
	Capital grants	491	528	538	603	781	725
	Sales of goods and services	9,136	9,424	9,403	9,800	10,320	10,802
	Interest income	3,063	1,499	1,621	1,744	1,854	1,966
	Other	1,996	2,224	2,403	2,290	2,192	2,185
	Total Revenue	33,422	32,788	33,165	34,374	36,143	37,490

Less	GFS Expenses
	Gross operating expenses
	Employee expenses	12,329	13,521	13,692	14,514	15,449	16,229
	Other operating expenses	7,912	8,391	8,985	9,138	9,382	9,724
	Depreciation	2,837	3,030	3,040	3,292	3,550	3,628
	Superannuation interest expense	752	604	514	576	611	646
	Other interest expense	949	1,106	1,012	1,278	1,605	1,834
	Other property expenses	1	—	—	—	—	—
	Current transfers	3,862	4,165	4,292	4,475	4,529	4,607
	Capital transfers	777	826	894	855	772	693
	Total Expenses	29,419	31,643	32,429	34,129	35,897	37,362

Equals	GFS net operating balance	4,003	1,145	736	245	247	128

Less	Net acquisition of non-financial assets
	Purchases of non-financial assets	5,666	7,568	8,066	7,913	6,996	6,386
	Sales of non-financial assets	(405)	(323)	(323)	(311)	(271)	(246)
	Less Depreciation	2,837	3,030	3,040	3,292	3,550	3,628
	Plus Change in inventories	40	92	77	55	10	(7)
	Plus Other movements in non-financial assets	95	44	29	58	51	55
	Equals Total net acquisition of non-financial assets	2,558	4,352	4,810	4,422	3,236	2,559

Equals	GFS Net lending / (borrowing) (Fiscal Balance)	1,445	(3,207)	(4,074)	(4,177)	(2,989)	(2,431)

Note:

1.	Numbers may not add due to rounding.

Special Fiscal and Economic Statement October 2005	81

Table 7.4
General Government Sector Balance Sheet (1)

	2004-05	2005-06	2005-06	2006-07	2007-08	2008-09
			Revised	Revised	Revised	Revised
	Actual	Budget	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	2,584	1,344	607	592	636	620
Advances paid	182	197	196	204	212	218
Investments, loans and placements	19,867	20,268	21,873	23,349	24,860	26,307
Other non-equity assets	4,984	5,467	6,298	6,564	6,835	7,269
Equity	17,320	16,933	16,792	18,039	18,993	19,995
Total Financial Assets	44,937	44,209	45,766	48,748	51,538	54,410

Non-Financial Assets	74,012	67,632	77,314	80,772	83,785	86,607

Total Assets	118,949	111,842	123,080	129,520	135,322	141,017

Liabilities
Advances received	486	471	472	458	444	429
Borrowing	2,701	3,684	3,226	6,197	8,266	10,225
Superannuation liability	12,407	16,192	17,570	18,698	19,854	21,001
Other employee entitlements and provisions	3,831	3,722	4,080	4,188	4,422	4,701
Other non-equity liabilities	3,091	2,429	2,897	2,913	2,920	2,938
Total Liabilities	22,516	26,497	28,244	32,453	35,905	39,294

Net Worth	96,433	85,344	94,836	97,067	99,417	101,723
Net Financial Worth	22,421	17,712	17,522	16,295	15,632	15,116
Net Debt	(19,446)	(17,654)	(18,978)	(17,490)	(16,999)	(16,492)

Note:

1.	Numbers may not add due to rounding.

82	Special Fiscal and Economic Statement October 2005

Table 7.5
Public Non-financial Corporations Sector Balance Sheet (1)

	2004-05	2005-06	2005-06	2006-07	2007-08	2008-09
			Revised	Revised	Revised	Revised
	Actual	Budget	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	932	847	745	754	506	533
Investments, loans and placements	1,166	1,032	1,161	1,172	1,191	1,214
Other non-equity assets	2,355	1,942	2,222	2,261	2,361	2,501
Equity	58	47	63	74	87	98
Total Financial Assets	4,511	3,869	4,190	4,262	4,145	4,346

Non-Financial Assets	31,045	33,337	33,987	37,115	39,612	41,759

Total Assets	35,557	37,206	38,177	41,377	43,757	46,105

Liabilities
Deposits held	65	65	64	64	64	64
Borrowing	13,049	14,269	14,696	16,106	17,285	18,176
Other employee entitlements and provisions	4,456	5,096	5,725	5,900	6,084	6,472
Other non-equity liabilities	1,710	1,752	1,943	2,201	2,229	2,263
Total Liabilities	19,280	21,182	22,429	24,271	25,661	26,975

Net Worth	16,277	16,024	15,748	17,106	18,096	19,130
Net Financial Worth	(14,769)	(17,313)	(18,238)	(20,009)	(21,516)	(22,629)
Net Debt	11,016	12,455	12,854	14,243	15,652	16,494

Note:

1.	Numbers may not add due to rounding.

Special Fiscal and Economic Statement October 2005	83

Table 7.6
Non-financial Public Sector Balance Sheet (1)

	2004-05	2005-06	2005-06	2006-07	2007-08	2008-09
			Revised	Revised	Revised	Revised
	Actual	Budget	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	3,516	2,191	1,352	1,346	1,142	1,153
Advances paid	166	181	180	188	196	202
Investments, loans and placements	21,023	21,278	23,018	24,500	26,023	27,487
Other non-equity assets	3,220	2,671	3,023	2,894	2,880	2,905
Equity	1,135	990	1,139	1,150	1,163	1,174
Total Financial Assets	29,061	27,311	28,712	30,077	31,405	32,921

Non-Financial Assets	105,024	100,936	111,267	117,854	123,362	128,332

Total Assets	134,085	128,246	139,979	147,931	154,767	161,253

Liabilities
Deposits held	65	65	64	64	64	64
Advances received	486	471	472	458	444	429
Borrowing	15,725	17,914	17,890	22,263	25,505	28,350
Superannuation liability	12,407	16,192	17,570	18,698	19,855	21,002
Other employee entitlements and provisions	4,389	4,463	4,671	4,769	4,973	5,257
Other non-equity liabilities	4,580	3,797	4,475	4,611	4,510	4,428
Total Liabilities	37,651	42,902	45,143	50,864	55,350	59,530

Net Worth	96,433	85,344	94,836	97,067	99,417	101,723
Net Financial Worth	(8,591)	(15,591)	(16,431)	(20,787)	(23,946)	(26,609)
Net Debt	(8,430)	(5,199)	(6,124)	(3,248)	(1,349)	1

Note:

1.	Numbers may not add due to rounding.

84	Special Fiscal and Economic Statement October 2005

Table 7.7
General Government Sector Cash Flow Statement (1)

	2004-05	2005-06	2005-06	2006-07	2007-08	2008-09
			Revised	Revised	Revised	Revised
	Actual	Budget	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Receipts from operating activities
Taxes received	6,993	6,842	6,937	7,410	7,839	8,198
Grants and subsidies received	12,930	13,216	13,213	13,488	14,289	14,721
Sales of goods and services	2,662	2,669	2,657	2,715	2,792	2,822
Other receipts	5,712	4,420	4,641	4,802	4,942	5,053
Total	28,297	27,148	27,449	28,415	29,862	30,794

Payments for operating activities
Payments for goods and services	(14,860)	(16,631)	(16,563)	(18,161)	(19,049)	(20,010)
Grants and subsidies	(5,370)	(6,201)	(6,470)	(6,611)	(6,668)	(6,746)
Interest	(207)	(233)	(192)	(316)	(477)	(609)
Other payments	(689)	(666)	(752)	(729)	(688)	(681)
Total	(21,126)	(23,731)	(23,976)	(25,818)	(26,881)	(28,046)

Net cash inflows from operating activities	7,171	3,417	3,473	2,597	2,981	2,747

Payments for investments in non-financial assets
Purchases of non-financial assets	(2,843)	(3,616)	(3,800)	(3,694)	(3,298)	(2,988)
Sales of non-financial assets	315	297	288	263	246	204
Total	(2,528)	(3,319)	(3,512)	(3,431)	(3,052)	(2,785)

Payments for investments in financial assets for policy purposes	(145)	(271)	(434)	(666)	(419)	(460)

Payments for investments in financial assets for liquidity purposes	(3,637)	(1,256)	(1,931)	(1,355)	(1,418)	(1,430)

Receipts from financing activities
Advances received (net)	(12)	(14)	(14)	(15)	(15)	(15)
Borrowing (net)	6	827	440	2,854	1,967	1,925
Total	(6)	813	425	2,839	1,952	1,910

Net increase/(decrease) in cash held	855	(617)	(1,978)	(15)	43	(17)

Net cash from operating activities and investments in non-financial assets	4,643	98	(39)	(833)	(72)	(37)
Finance leases and similar arrangements	(3)	—	—	—	—	—
GFS Surplus/(deficit)	4,640	98	(39)	(833)	(72)	(37)

Note:

1.	Numbers may not add due to rounding.

Special Fiscal and Economic Statement October 2005	85

Table 7.8
Public Non-financial Corporations Sector Cash Flow Statement (1)

	2004-05	2005-06	2005-06	2006-07	2007-08	2008-09
			Revised	Revised	Revised	Revised
	Actual	Budget	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Receipts from operating activities
Grants and subsidies received	1,001	1,377	1,405	1,500	1,560	1,629
Sales of goods and services	7,579	8,115	8,096	8,445	8,632	9,113
Other receipts	999	917	927	1,106	1,015	988
Total	9,579	10,409	10,428	11,051	11,208	11,730

Payments for operating activities
Payments for goods and services	(5,029)	(5,613)	(5,754)	(6,042)	(6,115)	(6,265)
Grants and subsidies	(231)	(83)	(59)	(17)	(11)	—
Interest	(793)	(929)	(873)	(1,020)	(1,193)	(1,289)
Other payments	(960)	(1,039)	(1,007)	(1,017)	(1,041)	(1,103)
Total	(7,013)	(7,664)	(7,693)	(8,095)	(8,360)	(8,657)

Net cash inflows from operating activities	2,566	2,746	2,736	2,956	2,848	3,074

Payments for investments in non-financial assets
Purchases of non-financial assets	(2,823)	(3,952)	(4,266)	(4,219)	(3,698)	(3,398)
Sales of non-financial assets	90	26	35	48	25	43
Total	(2,733)	(3,927)	(4,231)	(4,171)	(3,673)	(3,355)

Payments for investments in financial assets for policy purposes	2	—	—	—	—	—

Payments for investments in financial assets for liquidity purposes	(133)	(20)	(14)	(38)	(37)	(37)

Receipts from financing activities
Borrowing (net)	863	1,684	1,670	1,428	1,197	906
Deposits received (net)	(20)	—	—	—	—	—
Distributions paid	(771)	(716)	(780)	(832)	(1,002)	(1,019)
Other financing (net)	132	271	435	666	419	460
Total	204	1,239	1,324	1,263	615	347

Net increase/(decrease) in cash held	(93)	38	(186)	10	(247)	28

Net cash from operating activities and investments in non-financial assets	(167)	(1,181)	(1,496)	(1,215)	(825)	(281)
Finance leases and similar arrangements	(1)	—	—	—	—	—
Distributions paid	(771)	(716)	(780)	(832)	(1,002)	(1,019)
GFS Surplus/(deficit)	(939)	(1,897)	(2,276)	(2,047)	(1,827)	(1,300)

Note:

1.	Numbers may not add due to rounding.

86	Special Fiscal and Economic Statement October 2005

Table 7.9
Non-financial Public Sector Cash Flow Statement (1)

	2004-05	2005-06	2005-06	2006-07	2007-08	2008-09
			Revised	Revised	Revised	Revised
	Actual	Budget	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Receipts from operating activities
Taxes received	6,675	6,508	6,602	7,058	7,474	7,823
Grants and subsidies received	12,748	13,150	13,281	13,554	14,336	14,769
Sales of goods and services	10,020	10,632	10,602	11,005	11,267	11,778
Other receipts	5,919	4,617	4,781	5,080	4,957	5,023
Total	35,361	34,908	35,265	36,697	38,033	39,393

Payments for operating activities
Payments for goods and services	(19,678)	(22,090)	(22,163)	(24,044)	(25,012)	(26,127)
Grants and subsidies	(4,417)	(4,841)	(5,191)	(5,194)	(5,165)	(5,165)
Interest	(937)	(1,095)	(997)	(1,265)	(1,586)	(1,812)
Other payments	(1,365)	(1,436)	(1,488)	(1,474)	(1,444)	(1,488)
Total	(26,396)	(29,462)	(29,838)	(31,977)	(33,208)	(34,592)

Net cash inflows from operating activities	8,965	5,445	5,427	4,720	4,826	4,801

Payments for investments in non-financial assets
Purchases of non-financial assets	(5,666)	(7,568)	(8,066)	(7,913)	(6,996)	(6,386)
Sales of non-financial assets	405	323	323	311	271	246
Total	(5,260)	(7,245)	(7,743)	(7,601)	(6,725)	(6,139)

Payments for investments in financial assets for policy purposes	(10)	—	—	—	—	—

Payments for investments in financial assets for liquidity purposes	(3,770)	(1,276)	(1,943)	(1,392)	(1,455)	(1,467)

Receipts from financing activities
Advances received (net)	(12)	(14)	(14)	(15)	(15)	(15)
Borrowing (net)	869	2,511	2,110	4,282	3,164	2,831
Deposits received (net)	(20)	—	—	—	—	—
Total	837	2,497	2,095	4,267	3,149	2,815

Net increase/(decrease) in cash held	762	(579)	(2,164)	(6)	(205)	10

Net cash from operating activities and investments in non-financial assets	3,705	(1,800)	(2,316)	(2,881)	(1,900)	(1,338)
Finance leases and similar arrangements	(4)	—	—	—	—	—
GFS Surplus/(deficit)	3,701	(1,800)	(2,316)	(2,882)	(1,899)	(1,338)

Note:

1.	Numbers may not add due to rounding.

Special Fiscal and Economic Statement October 2005	87

Loan Council Allocation
The Australian Loan Council requires all jurisdictions to prepare Loan Council Allocations (LCA) to provide an indication of each government’s probable call on financial markets for a given financial year.
Table 7.10 presents the State’s Mid Year Review and Budget LCA estimates for 2005-06.
Table 7.10
Loan Council Allocation (1)

		2005-06	2005-06
		Budget	MYR
		Estimate	Estimate
		$ million	$ million
	General Government sector cash deficit/(surplus) (2)	(98)	39
	PNFC sector cash deficit/(surplus) (2)	1,897	2,276

	Non-financial Public sector cash deficit/(surplus) (2)	1,800	2,316

Less	Net cash flows from investments in financial assets for policy purposes	—	—

Plus	Memorandum items (3)	(30)	45

	Loan Council Allocation	1,770	2,361

Notes:

1.	Numbers may not add due to rounding.

2.	Figures in brackets represent surpluses.

3.	Memorandum items include operating leases and local government borrowings.
The Mid Year Review estimate is a LCA deficit of $2,361 million, up $591 million on the 2005-06 Budget estimate. This revision largely reflects the impact of higher capital spending in the Public Non-financial Corporations sector.

88	Special Fiscal and Economic Statement October 2005